--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9
                     SOLICITATION/RECOMMENDATION STATEMENT
                         UNDER SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                             ---------------------

                             HELLER FINANCIAL, INC.
                           (Name of Subject Company)

                             HELLER FINANCIAL, INC.
                       (Name of Person Filing Statement)

                            ------------------------

                CLASS A COMMON STOCK, PAR VALUE $0.25 PER SHARE
                CLASS B COMMON STOCK, PAR VALUE $0.25 PER SHARE
                        (Title of Classes of Securities)

                            ------------------------

                                   423328103
                     (CUSIP Number of Class A Common Stock)

                            ------------------------

                               RICHARD J. ALMEIDA
                       CHAIRMAN OF THE BOARD OF DIRECTORS
                          AND CHIEF EXECUTIVE OFFICER
                             HELLER FINANCIAL, INC.
                             500 WEST MONROE STREET
                            CHICAGO, ILLINOIS 60661
                                 (312) 441-7000
 (Name, Address and Telephone Number of Person Authorized to Receive Notice and
            Communications on Behalf of the Person Filing Statement)

                            ------------------------

                                    COPY TO:
                            EDWARD D. HERLIHY, ESQ.
                         WACHTELL, LIPTON, ROSEN & KATZ
                              51 WEST 52ND STREET
                            NEW YORK, NEW YORK 10019
                                 (212) 403-1000

                            ------------------------

    / / CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY COMMUNICATIONS
        MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

ITEM 1. SUBJECT COMPANY INFORMATION.

    The name of the subject company is Heller Financial, Inc., a Delaware corporation ("Heller" or the "Company"). The address of the principal executive offices of the Company is 500 West Monroe Street, Chicago, Illinois 60661. The telephone number of the Company at its principal executive offices is
(312) 441-7000.

    The title of the classes of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any Exhibits or Annexes hereto, this "Statement") relates is the Class A Common Stock, par value $0.25 per share, of the Company (the "Class A Common Stock"), and the Class B Common Stock, par value $0.25 per share, of the Company (the "Class B Common Stock" and, together with the Class A Common Stock, the "Heller Common Stock"). As of July 23, 2001, there were 46,397,603 shares of Class A Common Stock and 51,050,000 shares of Class B Common Stock outstanding.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON.

    The filing person is the subject company. The Company's name, business address and business telephone number are set forth in Item 1.

    This Statement relates to the tender offer by Hawk Acquisition Corp. ("Purchaser"), a Delaware corporation and a wholly owned subsidiary of the General Electric Capital Corporation, a Delaware corporation ("GE Capital"), to purchase all of the issued and outstanding shares of Heller Common Stock (the "Shares"), at a purchase price of $53.75 per Share (the "Offer Price"), net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase, dated August 3, 2001 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the "Schedule TO"), filed by Purchaser with the Securities and Exchange Commission on August 3, 2001. A copy of the Offer to Purchase and the related Letter of Transmittal have been filed as Exhibit (a)(2) and Exhibit (a)(3) hereto, respectively, and each is incorporated herein by reference.

    The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of July 30, 2001, by and among GE Capital, Purchaser and the Company (the "Merger Agreement"). Following the completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser will merge with and into the Company (the "Merger"), and the Company will be the surviving corporation in the Merger. In the Merger, each outstanding Share (other than Shares held by (i) the Company or any of its subsidiaries, (ii) GE Capital, Purchaser or any of GE Capital's direct or indirect wholly-owned subsidiaries and (iii) stockholders who are entitled to and have properly exercised their dissenters' rights under the Delaware General Corporation Law, as amended (the "DGCL")) will be converted into the right to receive the Offer Price, or any higher price per Share paid in the Offer, without interest. The Merger Agreement is summarized in Section 11 of Purchaser's Offer to Purchase.

    Concurrently with the execution of the Merger Agreement, GE Capital and Purchaser entered into a Support Agreement, dated as of July 30, 2001 (the "Support Agreement"), with Fuji America Holdings, Inc., a Delaware corporation ("Fuji"). Fuji is a wholly-owned subsidiary of The Fuji Bank, Limited. Fuji has represented in the Support Agreement that it has voting and dispositive control over 51,050,000 shares of Class B Common Stock. As of July 23, 2001, these shares represented approximately 52% of the outstanding Shares and approximately 77% of the total voting power of the outstanding Shares. Pursuant to the Support Agreement, Fuji has agreed, among other things, to tender all its Shares pursuant to the Offer and has agreed to vote its Shares in favor of the Merger. Fuji owns a sufficient number of Shares so that the tender of its Shares in the Offer as contemplated by the Support Agreement will satisfy the condition to the offer that there have been validly tendered and not properly withdrawn prior to the Expiration Date (as defined in Section 1 of the Offer to Purchase) that number of Shares which, together with any other Shares then owned by GE Capital or its wholly-owned subsidiaries, constitutes at least 50% of the total voting power of all the outstanding securities of the Company entitled to vote generally in the election of directors or in a merger, calculated on a fully diluted basis on the date of purchase. The Support Agreement is summarized in
Section 11 of Purchaser's Offer to Purchase.

    The Schedule TO states that the principal executive offices of GE Capital and Purchaser are located at 260 Long Ridge Road, Stamford, Connecticut 06927, telephone (203) 357-4000.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

    Certain contracts, agreements, arrangements or understandings between the Company or its affiliates and certain of its directors and executive officers are, except as noted below, described in the Information Statement (the "Information Statement") pursuant to Rule 14f-1 under the Securities Exchange Act of 1934 that is attached as Annex C to this Statement and is incorporated herein by reference. Except as described in this Statement (including in the Exhibits hereto and in Annex C hereto) or incorporated herein by reference, to the knowledge of the Company, as of the date of this Statement there exists no material agreement, arrangement or understanding or any actual or potential conflict of interest between the Company or its affiliates and (1) the Company or its executive officers, directors or affiliates or (2) Purchaser, GE Capital or their respective executive officers, directors or affiliates.

    THE MERGER AGREEMENT. The summary of the Merger Agreement and the description of the conditions of the Offer contained in Sections 11 and 14, respectively, of the Offer to Purchase filed as an exhibit to the Schedule TO, which is being mailed to Heller stockholders together with this Statement, are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

    THE SUPPORT AGREEMENT.  The summary of the Support Agreement contained in
Section 11 of the Offer to Purchase filed as an exhibit to the Schedule TO, which is being mailed to Heller stockholders together with this Statement, is incorporated herein by reference. Such summary is qualified in its entirety by reference to the Support Agreement, which has been filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

    THE KEEP WELL LETTER AGREEMENT. The summary of the Keep Well Letter Agreement contained in Section 11 of the Offer to Purchase filed as an exhibit to the Schedule TO, which is being mailed to Heller stockholders together with this Statement, is incorporated herein by reference. Such summary is qualified in its entirety by reference to the Keep Well Letter Agreement, which has been filed as Exhibit (e)(3) hereto and is incorporated herein by reference.

    THE CONFIDENTIALITY AGREEMENT. The summary of the confidentiality agreement, dated July 19, 2001, between the Company and GE Capital (the "Confidentiality Agreement") contained in Section 11 of the Offer to Purchase filed as an exhibit to the Schedule TO, which is being mailed to the Heller stockholders together with this Statement, is incorporated herein by reference. Such summary is qualified in its entirety by reference to the Confidentiality Agreement, which has been filed as Exhibit (e)(4) hereto and is incorporated herein by reference.

    CERTAIN EMPLOYMENT, RETENTION AND BENEFITS ARRANGEMENTS.

    COMPANY STOCK OPTIONS. The Merger Agreement provides that at the effective time of the Merger (the "Effective Time"), all outstanding options to purchase Heller Common Stock will be fully vested and each holder of an option will be paid in full satisfaction of such option a cash amount equal to the product of (i) the excess, if any, of $53.75 over the exercise price of such option and (ii) the number of Shares subject to such option, less any income or employment or other tax withholding required under the Internal Revenue Code or any provision of applicable law.

    COMPANY STOCK UNITS. The Merger Agreement provides that at the Effective Time, all stock units, share units or share equivalent units held in company stock funds under the Company's Executive Deferred Compensation Plan and Deferral Restoration Plan or awarded pursuant to an individual unit agreement (each, a "Company Stock Unit") will be converted into an obligation to pay cash with a value equal to the product of (i) $53.75 and (ii) the number of shares subject to such Company Stock Unit, less any income or employment or other tax withholding required under the Internal Revenue Code or any provision of applicable law

    COMPANY STOCK AWARDS. The Merger Agreement provides that at the Effective Time all restricted Shares and other equity based awards ("Company Stock Awards") will be fully vested and any performance targets will be deemed achieved in full and each holder of a Company Stock Award will be paid in full satisfaction of such award a cash payment in an amount equal to the product of
(i) $53.75 and (ii) the number of Shares subject to such Company Stock Award, less any income or employment or other tax withholding required under the Internal Revenue Code or any provision of applicable law.

    LONG-TERM INCENTIVE PLANS. Under the terms of the Merger Agreement, each participant in Heller's and its subsidiaries' Long-Term Incentive Plans will become fully vested in the 2000-01 performance period, 2/3 vested in the 2000-02 performance period and 1/3 vested in the 2001-03 performance period. The outstanding unit awards for the open performance periods under the Long-Term Incentive Plans will be paid out in cash upon the closing of the Merger, with the value of the awards determined based on actual performance for calendar year 2000 and for calendar year 2001 based on actual performance from January 1, 2001 through September 30, 2001 (or the closing date of the Merger, if earlier) annualized for the full 2001 calendar year, and assuming a participant's receipt of the maximum specified award level in any performance unit grant.

    2001 BONUS. Pursuant to the Merger Agreement, the bonus pools in respect of the 2001 bonus under the Heller Performance Plan (the "HPP") will be determined based on actual business unit and corporate performance from January 1, 2001 through September 30, 2001 (or the closing date of the Merger, if earlier), annualized for the full 2001 calendar year, provided that such performance will be adjusted as may be necessary, in the reasonable judgment of the current senior management of Heller, to reflect the impacts and effects of the Offer and the Merger. The individual incentive compensation awards for 2001 will be paid based on each participant's previously established incentive target percentage. The annual award under the HPP will be paid to employees on the earlier of
(i) an employee's termination of employment (other than for "cause" or as a result of a voluntary resignation) and (ii) the date that bonuses are normally paid by Heller (no later than March 31, 2002). Similar principles will apply to bonus plans other than the HPP to achieve similar goals and results.

    EMPLOYEE RETENTION POOL. Pursuant to the terms of the Merger Agreement, Heller will establish a retention program with a retention pool in the amount of $15 million to be allocated to the employees of Heller (other than an employee who is a party to a change of control agreement with Heller)identified, and upon the terms determined, by the senior management of Heller, provided that no retention amounts will be payable prior to the closing of the Merger.

    CHANGE IN CONTROL AGREEMENTS; EMPLOYMENT AGREEMENTS. Heller is party to change of control agreements with 22 of its officers, including Richard J. Almeida, Chairman of the Board and Chief Executive Officer, Frederick E. Wolfert, President and Chief Operating Officer, Lauralee E. Martin, Chief Financial Officer and Michael J. Litwin, Chief Credit and Risk Officer.

    The change in control agreements provide that if the officer's employment is terminated by Heller without "cause" or by the officer for "good reason" within two years after a change in control, subject to the limitation described below, Heller will pay or provide the executive officer with the following payments and benefits: the present value of the additional benefits the officer would have accrued under Heller's qualified and non-qualified retirement plans from the date of termination through the last day of the 24-month period following termination of employment; the full vesting in all options and restricted stock granted under the Heller 1998 Stock Incentive Plan, and in any benefits under the qualified and non-qualified retirement plans; continued base salary, welfare benefits and perquisites for 24 months; a pro-rata portion of the target bonus for the year of termination; two times the largest bonus he or she received during the prior three years or, if higher, the target bonus; 24 months of age and service credit for purposes of Heller's retiree medical benefit plan; and outplacement services. The cash payments under the change in control agreements are limited to 2.99 times the sum of the executive officer's annual base salary, the most recent annual incentive compensation under the HPP and the cash value of the most recently paid or awarded long-term incentive compensation. The consummation of the Offer or the Merger would be a change in control for purposes of these agreements.

    Each of Mr. Almeida and Mr. Wolfert is also party to an employment agreement with Heller that provides for similar benefits in the event of a change in control in Heller; each is entitled to receive the better of the benefits under his change in control agreement or employment agreement, but not duplicate benefits.

    If any amounts payable to the executive officer under the change in control agreement, an employment agreement or otherwise would be subject to the excise tax under Section 4999 of the U.S. tax code, an additional payment will be made so that, after the payment of all income and excise taxes, the executive officer will be in the same after-tax position as if no excise tax under Section 4999 had been imposed.

    INDEMNIFICATION; DIRECTORS' AND OFFICERS' INSURANCE. Pursuant to the Merger Agreement, the Certificate of Incorporation and By-laws of the surviving corporation in the Merger (the "Surviving Corporation") will contain the provisions with respect to indemnification set forth in the Company's Certificate of Incorporation and By-laws, and such provisions will not be amended, modified or otherwise repealed for a period of six years from the effective time of the Merger (the "Effective Time") in any manner that would adversely affect the rights thereunder as of the Effective Time of individuals who were directors or officers of the Company at the Effective Time, unless such modification is required after the Effective Time by law and then only to the minimum extent required by such law.

    Following the Effective Time, the Surviving Corporation will to the fullest extent permitted under applicable law, indemnify each present and former director and officer of the Company or any of its subsidiaries against any costs, expenses (including reasonable attorneys' fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in any claim, action, suit, proceeding or investigation arising out of the transactions contemplated in the Merger Agreement or any acts or omissions occurring at or prior to the Effective Time, in each case to the same extent as provided in the Company's Certificate of Incorporation and By-laws or any applicable contract or agreement as in effect on the date of the Merger Agreement. In the event of any such claim, action, suit, proceeding or investigation, any counsel retained by the Indemnified Parties must be reasonably satisfactory to the Surviving Corporation. After the Effective Time, the Surviving Corporation will pay the reasonable fees and expenses of such counsel, and the Surviving Corporation will cooperate in the defense of any such matter. However, the Surviving Corporation will not be liable for any settlement effected without its written consent (which consent shall not be unreasonably withheld).

    The Merger Agreement further provides that the Surviving Corporation will honor and fulfill in all respects the obligations of the Company pursuant to indemnification agreements and employment agreements with the Company's directors and officers at or before the Effective Time, so long as they do not violate the provisions of the Merger Agreement. In addition, GE Capital will provide, or cause the Surviving Corporation to provide, the Company's current directors and officers (as defined to mean those persons insured under such policy) for a period of not less than four years after the Effective Time, with an insurance and indemnification policy that provides coverage for events occurring at or prior to the Effective Time that is no less favorable than the existing policy or, if substantially equivalent insurance coverage is unavailable, the best available coverage. GE Capital and the Surviving Corporation, however, will not be required to pay an annual premium for the D&O Insurance in excess of 200% of the annual premium currently paid by the Company for such insurance, but in such case will purchase as much of such coverage as possible for such amount. The indemnification and insurance provisions will survive the consummation of the Merger at the Effective Time, and will be binding on all successors and assigns of the Surviving Corporation and will be enforceable by the Indemnified Parties and Covered Persons.

    OTHER GE CAPITAL TRANSACTIONS. The Company, GE Capital and their affiliates engage in a variety of transactions in the ordinary course of their respective businesses. These transactions and agreements are common to and consistent with the practices of their industries and were negotiated on an arms length basis.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

    (a) RECOMMENDATION OF THE BOARD.

    The Board of Directors (the "Board" or the "Board of Directors") of the Company, at a meeting held on July 30, 2001, by unanimous vote approved, adopted and declared advisable the Offer, the Merger, the Merger Agreement and the transactions contemplated thereby, approved the acquisition of the Shares by Purchaser pursuant to the Offer and the other transactions contemplated by the Merger Agreement and exempted the Merger Agreement and the transactions contemplated thereby from the restrictions of Section 203 of the DGCL. At this meeting, the Company's Board by unanimous vote recommended that holders of Shares accept the Offer and tender their Shares pursuant to the Offer.

    (b) (i) BACKGROUND OF THE OFFER; CONTACTS WITH GE CAPITAL.

    Observing the trend toward consolidation in the financial services industry, representatives of Heller and Fuji Bank have considered potential strategic options for Heller from time to time, including business combination and acquisition strategies. Following the announcement of the acquisition of The CIT Group, Inc. by Tyco International Ltd. in March 2001, Heller and Fuji Bank again considered the range of strategic options potentially available to Heller.

    In mid-May, representatives of GE Capital approached Fuji about GE Capital's potential interest in buying Fuji Bank's interest in Heller as part of a transaction in which GE Capital would acquire all of the outstanding shares of Heller Common Stock in a cash acquisition. Fuji Bank informed GE Capital that they would consider such a proposal only if it represented a compelling value for all Heller shareholders and if the terms of any such transaction were satisfactory to Heller's Board and senior management. Fuji Bank conveyed GE Capital's interest in a potential transaction to Richard J. Almeida, the Chairman of the Board of Directors and Chief Executive Officer of Heller. In early June, Heller contacted its financial advisors, CSFB and Lehman Brothers, and engaged Wachtell, Lipton, Rosen & Katz ("Wachtell, Lipton") as special counsel, to advise Heller and the Heller Board, including by providing separate advice to the Heller directors who are not representatives of Fuji Bank (the "non-Fuji directors") in connection with any potential business combination transaction. Fuji Bank engaged JP Morgan to act as its investment banker in connection with a potential transaction and

Shearman & Sterling to act as its counsel. Mr. Almeida also informed the non-Fuji directors of GE Capital's indication of interest.

    In June, senior officers of the Company and CSFB and Lehman Brothers, on behalf and at the direction of the Company, engaged in exploratory discussions with a limited number of parties other than GE Capital concerning their potential strategic interest in Heller. None of these discussions led to negotiation of the specific terms of any transaction.

    Following GE Capital's initial indication of interest and continuing throughout late June and July, representatives of Heller and Fuji Bank, and Fuji Bank and GE Capital, respectively, discussed the potential advantages of a business combination between Heller and GE Capital, and the terms on which such a combination would be effected. During these discussions, GE Capital was informed that a transaction would not be supported unless GE Capital offered a compelling price and agreed to proceed as quickly as possible, including by using a cash tender offer structure. In mid-July, GE Capital indicated its willingness to go forward on this basis, subject to confirmatory due diligence and an appropriate agreement of support from Fuji Bank, at an indicated price of $53.75 per share in cash for all outstanding shares of Heller Common Stock.

    Beginning in the latter half of July, senior executives of GE Capital met with senior management of Heller to conduct a due diligence investigation of Heller. During this period, which continued through late July, legal advisors to Heller and GE Capital began discussions regarding the terms of the definitive agreements that would govern the proposed business combination. Fuji Bank's legal representatives also at this time discussed with GE Capital the terms of a support agreement, pursuant to which Fuji would, among other things, agree to tender all of its shares of Heller Common Stock in the Offer and vote all of such shares in favor of the Merger, and the terms of the Keep Well Letter Agreement. The Heller Board was fully informed about the status of all discussions with GE Capital, including Fuji Bank's, and met on July 17, 2001 and July 20, 2001 to review the status of the negotiations with GE Capital. The non-Fuji directors also met separately with representatives of Wachtell, Lipton on July 17, 2001, and with representatives of Wachtell, Lipton, CSFB and Lehman Brothers on July 20, 2001, to consider the merits of the proposed transaction and to confirm that the interests of the shareholders of Heller other than Fuji were being fully represented in the negotiation process. At the meetings on July 20, 2001, representatives of both CSFB and Lehman Brothers presented financial information and analyses relating to Heller, GE Capital and the transaction to both the full Heller Board and, separately, the non-Fuji directors.

    On July 26, the Board of Directors of GE Capital met to consider the combination with Heller. Following the discussion, the GE Capital Board approved the proposed transaction and authorized GE Capital's management to finalize its terms.

    In the afternoon of July 26, Heller's Board of Directors met again to consider the proposed transaction and the non-Fuji directors also met separately with representatives of Wachtell, Lipton, CSFB and Lehman Brothers. Mr. Almeida updated the Board on the course of negotiations regarding the transaction. Representatives of Wachtell, Lipton and Shearman & Sterling, respectively, reviewed with the Board the terms of the proposed merger agreement and the support agreement between GE Capital and Fuji, and representatives of Wachtell, Lipton discussed the projected timetable and the various approvals that would be required to close the transaction and discussed various features of the proposed transaction with the Board. Also at this meeting, CSFB and Lehman Brothers reviewed the terms and status of the proposed transaction. The Board unanimously authorized Heller's management to continue negotiations to finalize the terms of the transaction and agreed to meet again on July 29.

    On July 29, Heller's Board of Directors reconvened. Mr. Almeida informed the Board that agreement had been reached on the terms of the definitive agreements for the transaction. Both CSFB and Lehman Brothers delivered to the Board their oral opinions, which were later confirmed by delivery of written opinions, dated July 30, 2001, the date of the Merger Agreement, to the effect that, as of the dates of the opinions and based on and subject to the matters discussed in the opinions, the $53.75 per share cash consideration to be received in the Offer and the Merger by holders of Heller Class A Common Stock was fair to such stockholders (other than Fuji and its affiliates) from a financial point of view. Wachtell, Lipton then reviewed for the Board the course of the final negotiations concerning the terms of the acquisition agreement, and the terms and structure reflected in the agreement. The Heller Board discussed the transaction and unanimously approved the merger agreement and the proposed merger.

    The parties later executed the merger agreement, the support agreement and the Keep Well Letter Agreement. On July 30, 2001, prior to the open of the U.S. financial markets, GE Capital and Heller jointly announced the Offer and the Merger.

        (ii) REASONS FOR THE RECOMMENDATION OF THE COMPANY'S BOARD OF DIRECTORS.

    In making the determinations and recommendations set forth in paragraph (a) above, the Company's Board considered a number of factors, including, without limitation, the following:

    1. the amount of consideration to be received by the holders of Shares pursuant to the Offer and the Merger;

    2. the Company's prospects and anticipated competitive position if it were to maintain its current ownership structure, including the risks and benefits inherent in continuing to pursue its current strategy in an industry environment marked by increasing competition and the accelerating trend toward consolidation in financial services, and the potential benefits of combining with a larger, global firm;

    3. the arrangements and agreements with respect to the Company's directors, officers and employees described under Item 3 hereof;

    4. the process leading to the Offer and the Merger and the possible alternatives thereto, the range of possible benefits to the Company's stockholders and other constituencies of such alternatives and the expected timing and likelihood of accomplishing any of such alternatives;

    5. information with regard to the financial condition, results of operations, business and prospects of the Company, the regulatory approvals required to consummate the Offer and the Merger as well as current economic and market conditions (including current conditions in the financial services industry);

    6. the historical and recent market prices of the Class A Common Stock and the fact that the Offer and the Merger would enable the holders of the Shares to realize a 50% premium over the $35.90 closing price of the Class A Common Stock on the NYSE on July 27, 2001 (the last NYSE trading day prior to announcement of the Offer) and a 32% premium over the highest closing price of the Class A Common Stock during the 52 weeks preceding the announcement of the Offer;

    7. the financial presentations of Credit Suisse First Boston Corporation ("CSFB") and Lehman Brothers Inc. ("Lehman Brothers") to the Company's Board, including their opinions as to the fairness, from a financial point of view and as of the date of the opinions, of the $53.75 per Share cash consideration to be received in the Offer and the Merger by holders of shares of Class A Common Stock (other than Fuji and its affiliates). The full text of the written opinions of CSFB and Lehman Brothers, dated July 30, 2001, setting forth the assumptions made, matters considered and limitations on the review undertaken, is attached hereto as Annex A and Annex B, respectively, and is incorporated herein by reference. EACH OF THE CSFB AND LEHMAN BROTHERS OPINIONS IS ADDRESSED TO THE COMPANY'S BOARD, RELATES ONLY TO THE FAIRNESS, FROM A FINANCIAL POINT OF VIEW, OF THE PER SHARE CASH CONSIDERATION TO BE RECEIVED IN THE OFFER AND THE MERGER BY HOLDERS OF CLASS A COMMON STOCK (OTHER THAN FUJI AND ITS AFFILIATES), AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY STOCKHOLDER AS TO WHETHER SUCH STOCKHOLDER SHOULD TENDER SHARES OF CLASS A COMMON STOCK OR CLASS B COMMON STOCK IN THE OFFER, HOW SUCH STOCKHOLDER SHOULD VOTE ON THE MERGER, OR AS TO ANY OTHER MATTERS RELATING TO THE OFFER OR THE MERGER. HOLDERS OF CLASS A COMMON STOCK ARE ENCOURAGED TO READ SUCH OPINIONS CAREFULLY IN THEIR ENTIRETY;

    8. the likelihood that the proposed acquisition would be consummated, in light of (a) the Support Agreement pursuant to which Fuji, which beneficially owns approximately 52% of the outstanding Shares and approximately 77% of the combined voting power of the outstanding Shares, agreed, among other things, to tender all of its Shares in the Offer and vote all of its Shares in favor of the Merger, (b) the experience, reputation and financial capabilities of GE Capital, and (c) the regulatory and stockholder approvals required to consummate the transaction;

    9. the other terms of the Merger Agreement, including the possibility that the terms of the Merger Agreement, including the non-solicitation and termination fee provisions, might potentially discourage other parties that might be interested in acquiring Heller from proposing such a transaction; and

    10. the tax treatment of the Company's stockholders as a result of receiving the merger consideration.

    The Company's Board did not assign relative weights to the above factors or determine that any factor was of special importance. Rather, the Company's Board viewed its position and recommendations as being based on the totality of the information presented to and considered by it. In addition, it is possible that different members of the Company's Board assigned different weights to the various factors described above.

    (c) INTENT TO TENDER. After reasonable inquiry and to the best knowledge of the Company, each executive officer, director, affiliate and subsidiary of the Company who owns Shares intends to tender in the Offer all Shares that each person owns of record or beneficially, other than Shares, if any, that any such persons may have the right to purchase by exercising stock options.

ITEM 5. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

    Neither the Company nor any person acting on its behalf has employed, retained or compensated, or currently intends to employ, retain or compensate, any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Offer or the Merger.

    The Company retained CSFB and Lehman Brothers as its financial advisors in connection with the Offer and the Merger. Pursuant to the terms of CSFB's engagement, the Company has agreed to pay CSFB for its financial advisory services customary fees upon consummation of the Offer and the Merger based on the total consideration paid by GE Capital in the Offer and the Merger. CSFB also received a fee upon delivery of its opinion. Pursuant to the terms of Lehman Brothers' engagement, the Company has agreed to pay Lehman Brothers for its financial advisory services customary fees upon consummation of the Offer and the Merger based on the total consideration paid by GE Capital in the Offer and the Merger. Lehman Brothers also received a fee upon delivery of its opinion. The Company has also agreed to reimburse CSFB and Lehman Brothers for all out-of-pocket expenses, including reasonable fees and expenses of counsel, that each incurs in connection with their engagement and to indemnify CSFB and Lehman Brothers and certain related persons against certain liabilities in connection with its engagement, including liabilities under U.S. federal securities laws.

    CSFB and Lehman Brothers are internationally recognized investment banking firms and are regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. CSFB and its affiliates in the past have provided, and are currently providing, financial services to the Company and GE Capital unrelated to the Offer and the Merger, for which services CSFB has received, and expects to receive, customary compensation. Lehman Brothers and its affiliates in the past have provided, and may in the future provide, financial services to the Company and GE Capital and its affiliates unrelated to the Offer and the Merger, for which services Lehman Brothers has received, and would expect to receive, customary compensation. In the ordinary course of business, CSFB, Lehman Brothers and their affiliates may actively trade the securities of Heller and of GE Capital and its affiliates for their and their affiliates' own accounts and for the accounts of customers and, accordingly, may at any time hold long or short positions in such securities.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

    On June 5, 2001, Valerie B. Jarrett, a director of the Company, was granted 700 shares of restricted Class A Common Stock and options to purchase 2,840 shares of Class A Common Stock at an exercise price of $35.61 per share. On June 18, 2001, Ms. Jarrett also purchased 645 shares of Class A Common Stock at a price of $38.76 per share.

    No transactions in Shares have been effected during the past 60 days by the Company or, to the knowledge of the Company, by any executive officer, director, affiliate or subsidiary of the Company, other than the execution and delivery of the Merger Agreement and the Support Agreement and the transactions described in the preceding paragraph.

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

    Except as set forth in this Statement, the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to (1) a tender offer for or other acquisition of the Company's securities by the Company, any subsidiary of the Company or any other person; (2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company; (3) a purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company; or (4) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

    Except as set forth in this Statement, there are no transactions, resolutions of the Company's Board, agreements in principle, or signed contracts in response to the Offer that relate to one or more of the events referred to in the preceding paragraph.

ITEM 8. ADDITIONAL INFORMATION.

    The information contained in the Offer to Purchase filed as Exhibit (a)(2) herewith is incorporated herein by reference.

    The Information Statement attached as Annex C to this Statement is being furnished in connection with the possible designation by Purchaser, pursuant to the terms of the Merger Agreement, of certain persons to be elected to the Company's Board of Directors other than at a meeting of the Company's stockholders.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

    The following Exhibits are filed herewith:

EXHIBIT NO.                               DESCRIPTION
-----------       ------------------------------------------------------------
(a)(1)            Letter to the stockholders of the Company, dated August 3,
                  2001.*

(a)(2) Offer to Purchase, dated August 3, 2001 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO of Purchaser filed on August 3, 2001).

(a)(3) Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO of Purchaser filed on August 3, 2001).

(a)(4)            Press Release issued by the Company on July 30, 2001
                  (incorporated by reference to press release under cover of Schedule 14D-9 filed by the Company on July 30, 2001).

(e)(1) Agreement and Plan of Merger, dated as of July 30, 2001, among GE Capital, Purchaser and the Company (incorporated by reference to Exhibit (d)(1) to the Schedule TO of Purchaser filed on August 3, 2001).

(e)(2)            Support Agreement, dated as of July 30, 2001, among GE
                  Capital, Purchaser and Fuji America Holdings, Inc.
                  (incorporated by reference to Exhibit (d)(2) to the Schedule
                  TO of Purchaser filed on August 3, 2001).

(e)(3)            Keep Well Letter Agreement, dated as of July 30, 2001, among
                  GE Capital, Fuji Bank, acting by and through its New York
                  Branch, and the Company (incorporated by reference to Exhibit (d)(4) to the Schedule TO of Purchaser filed on August 3, 2001).

(e)(4)            Confidentiality Agreement, dated July 19, 2001, between GE
                  Capital and the Company (incorporated by reference to Exhibit (d)(3) to the Schedule TO of Purchaser filed on August 3, 2001).

(e)(5)            Information Statement of the Company, dated August 3, 2001
                  (included as Annex C hereto).*

------------------------

*   Included with this Statement.

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                       HELLER FINANCIAL, INC.

                                                       By:  /s/ ROBERT E. RADWAY
                                                            -----------------------------------------
                                                            Name: Robert E. Radway
                                                            Title: Executive Vice President

Dated: August 3, 2001

                                                                         ANNEX A

             [LETTERHEAD OF CREDIT SUISSE FIRST BOSTON CORPORATION]

                                                                   July 30, 2001

Board of Directors
Heller Financial, Inc.
500 West Monroe Street
Chicago, Illinois 60661

Members of the Board:

    You have asked us to advise you with respect to the fairness to the holders of the Class A common stock of Heller Financial, Inc. ("Heller"), other than Fuji America Holdings, Inc. (the "Shareholder") and its affiliates, from a financial point of view, of the Cash Consideration (as defined below) set forth in the Agreement and Plan of Merger, dated as of July 30, 2001 (the "Agreement"), by and among General Electric Capital Corporation (" GE Capital"), Hawk Acquisition Corp., a wholly owned subsidiary of GE Capital ("Merger Sub"), and Heller. The Agreement provides for, among other things, (i) a tender offer by Merger Sub to purchase all outstanding shares of the Class A common stock, par value $0.25 per share, of Heller ("Heller Class A Common Stock") and the Class B common stock, par value $0.25 per share, of Heller ("Heller Class B Common Stock") at a purchase price of $53.75 per share, net to the seller in cash (the "Cash Consideration" and, such tender offer, the "Tender Offer") and
(ii) subsequent to the Tender Offer, the merger of Merger Sub with and into Heller (the " Merger" and, together with the Tender Offer, the "Transaction") pursuant to which each outstanding share of Heller Class A Common Stock and Heller Class B Common Stock not acquired in the Tender Offer will be converted into the right to receive the Cash Consideration.

    In arriving at our opinion, we have reviewed the Agreement and certain related documents, as well as certain publicly available business and financial information relating to Heller. We also have reviewed certain other information relating to Heller, including certain publicly available financial forecasts, and have met with the management of Heller to discuss the business and prospects of Heller. We also have considered certain financial and stock market data of Heller and we have compared those data with similar data for publicly held companies in businesses similar to Heller, and we have considered, to the extent publicly available, the financial terms of certain other business combinations and other transactions which have been effected. We also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which we deemed relevant.

    In connection with our review, we have not assumed any responsibility for independent verification of any of the foregoing information and have relied on such information being complete and accurate in all material respects. We have reviewed and discussed the financial forecasts for Heller with the management of Heller and have been advised, and have assumed, that such forecasts represent reasonable estimates and judgments as to the future financial performance of Heller. We have assumed, with your consent, that the necessary regulatory and third party approvals and consents for the Transaction will be obtained in a timely manner as contemplated in the Agreement. We have not been requested to make, and have not made, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Heller, nor have we been furnished with any such evaluations or appraisals. Our opinion is necessarily based upon information available to us, and financial, economic, market and other conditions as they exist and can be evaluated, on the date hereof. Our opinion does not address the relative merits of the Transaction as compared to other business strategies that might be available to Heller, nor does it address the underlying business decision of Heller to proceed with the Transaction.

Board of Directors
Heller Financial, Inc.
July 30, 2001
Page 2

    We have acted as financial advisor to Heller in connection with the Transaction and will receive a fee for our services, a significant portion of which is contingent upon the consummation of the Transaction. We also will receive a fee upon delivery of this opinion. We and our affiliates in the past have provided and are currently providing financial services to Heller and GE Capital unrelated to the proposed Transaction, for which services we have received and expect to receive compensation. In the ordinary course of business, we and our affiliates may actively trade the securities of Heller and GE Capital and its affiliates for our own and such affiliates' accounts and for the accounts of customers and, accordingly, may at any time hold long or short positions in such securities.

    It is understood that this letter is for the information of the Board of Directors of Heller in connection with its evaluation of the Transaction and does not constitute a recommendation to any stockholder as to whether such stockholder should tender shares of Heller Class A Common Stock or Heller
Class B Common Stock pursuant to the Tender Offer or how such stockholder should vote with respect to any matter relating to the Merger.

    Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Cash Consideration to be received in the Transaction by the holders of Heller Class A Common Stock is fair to such holders (other than the Shareholder and its affiliates), from a financial point of view.

                                      Very truly yours,

                                      CREDIT SUISSE FIRST BOSTON CORPORATION

                                                                         ANNEX B

                                LEHMAN BROTHERS

                                                                   July 30, 2001

Board of Directors
Heller Financial, Inc.
500 West Monroe Street
Chicago, IL 60661

Members of the Board:

    We understand that Heller Financial, Inc. (the "Company") intends to enter into an agreement with General Electric Capital Corporation ("GECC" or "Buyer") pursuant to which GECC will acquire all of the issued and outstanding shares of the Company's Class A and Class B common stock for $53.75 per share in cash by means of a tender offer and subsequent merger of the Company with a wholly owned subsidiary of Buyer ("Acquisition Sub") (the "Proposed Transaction"). The terms and conditions of the Proposed Transaction are set forth in more detail in the Agreement and Plan of Merger dated July 30, 2001 among the Company, GECC and Acquisition Sub (the "Agreement").

    We have been requested by the Board of Directors of the Company to render our opinion with respect to the fairness, from a financial point of view, to the Company's stockholders (other than Fuji America Holdings, Inc.) of the consideration to be offered to such stockholders in the Proposed Transaction. We have not been requested to opine as to, and our opinion does not in any manner address, the Company's underlying business decision to proceed with or effect the Proposed Transaction.

    In arriving at our opinion, we reviewed and analyzed: (1) the Agreement and the specific terms of the Proposed Transaction, (2) publicly available information concerning the Company that we believe to be relevant to our analysis, including the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2000, the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2001, and the Company's earnings release for the quarter ended June 30, 2001, (3) financial and operating information with respect to the business, operations and prospects of the Company furnished to us by the Company, (4) a trading history of the Company's common stock from May 1, 1998 to the present and a comparison of that trading history with those of other companies that we deemed relevant, (5) a comparison of the historical financial results and present financial condition of the Company with those of other companies that we deemed relevant, (6) a comparison of the financial terms of the Proposed Transaction with the financial terms of certain other recent transactions that we deemed relevant, and (7) estimates of third party research analysts with respect to the future performance of the Company. In addition, we have had discussions with the management of the Company concerning its business, operations, assets, financial condition and prospects and have undertaken such other studies, analyses and investigations as we deemed appropriate.

    In arriving at our opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information used by us without assuming any responsibility for independent verification of such information and have further relied upon the assurances of management of the Company that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the financial projections of the Company, upon advice of the Company we have assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company. In arriving at our opinion, we have not conducted a physical inspection of the properties and facilities of the Company and have not made or obtained any evaluations or appraisals of the assets or liabilities of the Company. Our opinion necessarily is based upon market, economic and other conditions as they exist on, and can be evaluated as of, the date of this letter.

    Based upon and subject to the foregoing, we are of the opinion as of the date hereof that, from a financial point of view, the consideration to be offered to the Company's stockholders (other than Fuji America Holdings, Inc.) in the Proposed Transaction is fair to such stockholders.

    We have acted as financial advisor to the Company in connection with the Proposed Transaction and will receive a fee for our services which is contingent upon the consummation of the Proposed Transaction. In addition, the Company has agreed to indemnify us for certain liabilities that may arise out of the rendering of this opinion. We also have performed various investment banking services for the Company in the past and have received customary fees for such services. In the ordinary course of our business, we actively trade in the debt and equity securities of the Company for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

    This opinion is for the use and benefit of the Board of Directors of the Company and is rendered to the Board of Directors in connection with its consideration of the Proposed Transaction. This opinion is not intended to be and does not constitute a recommendation to any stockholder of the Company as to whether to accept the consideration to be offered to the Company's stockholders in connection with the Proposed Transaction.

                                          Very truly yours,

                                          LEHMAN BROTHERS

                                                                         ANNEX C

                             HELLER FINANCIAL, INC.
                             500 WEST MONROE STREET
                            CHICAGO, ILLINOIS 60661

                       INFORMATION STATEMENT PURSUANT TO
              SECTION 14(F) OF THE SECURITIES EXCHANGE CAPITAL ACT
                       OF 1934 AND RULE 14F-1 THEREUNDER

    This Information Statement is being mailed on or about August 3, 2001 as part of the Solicitation/ Recommendation Statement on Schedule 14D-9 (the "Statement") of Heller Financial, Inc. (the "Company"). You are receiving this Information Statement in connection with the possible election of persons designated by Hawk Acquisition Corp. ("Purchaser"), a Delaware corporation and a wholly owned subsidiary of General Electric Capital Corporation, a Delaware corporation ("GE Capital"), to a majority of seats on the Board of Directors of the Company (the "Board of Directors" or the "Board"). On July 30, 2001, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with Purchaser and GE Capital, pursuant to which Purchaser is required to commence a tender offer to purchase all issued and outstanding shares (the "Shares") of Class A common stock, par value $0.25 per share, of the Company (the "Class A Common Stock") and Class B common stock, par value $0.25 per share, of the Company (the "Class B Common Stock"), at a price per Share of $53.75 (the "Offer Price"), net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase, dated August 3, 2001, and in the related Letter of Transmittal (which, together with any amendments and supplements thereto, collectively constitute the "Offer"). Copies of the Offer to Purchase and the Letter of Transmittal have been mailed to stockholders of the Company and are filed as Exhibits (a)(1)(A) and (a)(1)(B) respectively, to the Tender Offer Statement on Schedule TO (as amended from time to time, the "Schedule TO") filed by Purchaser with the Securities and Exchange Commission (the "Commission") on August 3, 2001. Following the completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser will merge with and into the Company (the "Merger"), and the Company will be the surviving corporation in the Merger. In the Merger, each outstanding Share (other than Shares held by (i) the Company or any of its subsidiaries, (ii) GE Capital, Purchaser or any of GE Capital's direct or indirect wholly-owned subsidiaries and (iii) stockholders who are entitled to and have properly exercised their dissenters' rights under the Delaware General Corporation Law, as amended (the "DGCL")) will be converted into the right to receive the Offer Price, or any higher price per Share paid in the Offer, without interest.

    Concurrently with the execution of the Merger Agreement, GE Capital and Purchaser entered into a Support Agreement, dated as of July 30, 2001 (the "Support Agreement"), with Fuji America Holdings, Inc., a Delaware corporation ("Fuji"). Fuji is a wholly-owned subsidiary of The Fuji Bank, Limited ("Fuji Bank"). Fuji has represented in the Support Agreement that it has voting and dispositive control over 51,050,000 shares of Class B Common Stock. As of July 23, 2001, these Shares represented approximately 52% of the outstanding Shares and approximately 77% of the total voting power of the outstanding Shares. Pursuant to the Support Agreement, Fuji has agreed, among other things, to tender all its Shares pursuant to the Offer and has agreed to vote its Shares in favor of the Merger. Fuji owns a sufficient number of Shares so that the tender of its Shares in the Offer as contemplated by the Support Agreement will satisfy the condition to the Offer that there have been validly tendered and not properly withdrawn prior to the Expiration Date (as defined in Section 1 of the Offer to Purchase) that number of Shares which, together with any other Shares then owned by GE Capital or its wholly-owned subsidiaries, constitutes at least 50% of the total voting power of all the outstanding securities of the Company entitled to vote generally in the election of directors or in a merger, calculated on a fully diluted basis on the date of purchase.

    The Offer, the Merger, the Merger Agreement, and the Support Agreement are more fully described in the Statement, to which this Information Statement forms Annex C, which was filed by the

Company with the Commission on August 3, 2001 and which is being mailed to stockholders of the Company along with this Information Statement.

    This Information Statement is being mailed to you in accordance with
Section 14(f) of the Securities Exchange Act of 1934 ("Exchange Act") and
Rule 14f-1 promulgated thereunder. The information set forth herein supplements certain information set forth in the Statement. Information set forth herein related to GE Capital, Purchaser or Purchaser's designees for election to the Company's Board of Directors has been provided by GE Capital. You are urged to read this Information Statement and the material contained in Item 3 of the Statement carefully. You are not, however, required to take any action in connection with the matters set forth herein.

    Pursuant to the Merger Agreement, Purchaser commenced the Offer on August 3, 2001. The Offer is currently scheduled to expire at 12:00 midnight, New York City time, on Thursday, August 30, 2001, unless Purchaser extends it.

                                    GENERAL

    The Class A Common Stock and the Class B Common Stock are the only classes of equity securities of the Company outstanding which are currently entitled to vote at a meeting of the stockholders of the Company. As of the close of business on July 23, 2001, there were 46,397,603 outstanding shares of Class A Common Stock and 51,050,000 outstanding shares of Class B Common Stock, of which GE Capital and Purchaser owned no Shares.

             RIGHTS TO DESIGNATE DIRECTORS AND PURCHASER DESIGNEES

    The Merger Agreement provides that, effective upon the purchase of Shares by Purchaser pursuant to the Offer, Purchaser will be entitled to designate such number of directors, rounded up to the next whole number, on the Board as will give Purchaser representation on the Board equal to the product obtained by multiplying the total number of directors on the Board (giving effect to the directors elected pursuant to this sentence) by the percentage that the aggregate number of votes represented by Shares beneficially owned by Purchaser or any affiliate of Purchaser following such purchases bears to the total number of votes represented by the Shares then outstanding.

    The Merger Agreement provides that the Company will, at such time, promptly take all actions necessary to cause Purchaser's designees to be elected as directors of the Company, including securing the resignations of incumbent directors. At such time, the persons designated by Purchaser will, as nearly as practicable, constitute the same percentage as persons designated by Purchaser shall constitute of the Board of (i) each committee of the Board, (ii) each board of directors of each subsidiary of the Company and (iii) each committee of each such board, in each case only to the extent permitted by applicable law. Notwithstanding the foregoing, until the effective time of the Merger (the "Effective Time"), the Company will use its best efforts to ensure that (x) at least two members of the Board and each committee of the Board and such boards and committees of the subsidiaries of the Company, as of the date of the Merger Agreement, who are not employees of the Company will remain members of the Board of such board and committees and (y) such number of members of the Board will be independent as required by the relevant rules of the New York Stock
Exchange, Inc.

    Following the election of such of designees of Purchaser, prior to the Effective Time, any amendment of the Merger Agreement or the Certificate of Incorporation or By-Laws of the Company, any termination of the Merger Agreement by the Company, any extension by the Company of the time for performance of any of the obligations or other acts of GE Capital or Purchaser, or waiver of any of the Company's rights under the Merger Agreement, will require the concurrence of a majority of the directors of the Company then in office who neither were designated by Purchaser nor are employees of the Company or any subsidiary of the Company.

    Purchaser will select its designees from among the individuals listed below. Each of the following individuals has consented to serve as a director of the Company if appointed or elected. None of Purchaser's designees currently is a director of, or holds any positions with, the Company. The Purchaser has advised the Company that, to the best of Purchaser's knowledge, except as set forth below, none of its designees or any of their affiliates beneficially owns any equity securities or rights to acquire any such securities of the Company, nor has any such person been involved in any transaction with the Company or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the Commission other than with respect to transactions between Purchaser and the Company that have been described in the Schedule TO or the Statement.

    Set forth below are the name, business address and present principal occupation or employment, and material occupations, positions, offices or employments for the past five years of each individual who may be selected as Purchaser's designees. Unless otherwise indicated, each person has held his or her present position as set forth below for the past five years. The business address of each individual employed by GE Capital is 260 Long Ridge Road, Stamford, Connecticut 06927, telephone (203) 357-4000. The business address of individuals employed by the General Electric Company is 3135 Easton Turnpike, Fairfield, Connecticut 06431, telephone (203) 373-2211. All other business addresses are indicated below. All of these individuals are citizens of the United States except as indicated below.

                                               PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT; MATERIAL
NAME                                                  POSITIONS HELD DURING PAST FIVE YEARS
----                                           ----------------------------------------------------
Joan Amble                                     Ms. Amble has been the Vice President and Controller
                                               of the General Electric Capital Corporation since
                                               1994. Ms. Amble has held various positions within
                                               the General Electric Company in Commercial Real
                                               Estate, Corporate Finance and at the Corporate
                                               Headquarters in Fairfield, CT. Prior to joining the
                                               General Electric Company, Ms. Amble worked for the
                                               Financial Accounting Standards Board.

Nancy E. Barton                                Ms. Barton has been Senior Vice President, General
                                               Counsel and Secretary of the General Electric
                                               Capital Corporation since September 1995 and was
                                               previously Vice President and Senior Litigation
                                               Counsel at the General Electric Capital Corporation.
                                               She is a Director of the General Electric Capital
                                               Corporation.

Ferdinando Beccalli                            Mr. Beccalli became Director and an Executive Vice
                                               President of the General Electric Capital
                                               Corporation on June 1, 2001, transferring from
                                               General Electric Plastics where he was the Vice
                                               President and General Manager of General Electric
                                               Plastics-Americas. From 1993 to 1996, Mr. Beccalli
                                               served as the President of General Electric Plastics
                                               Japan Ltd. and was appointed Vice President and
                                               General Manager of General Electric
                                               Plastics-Americas in January 1997. Mr. Beccalli is a
                                               citizen of Italy.

                                               PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT; MATERIAL
NAME                                                  POSITIONS HELD DURING PAST FIVE YEARS
----                                           ----------------------------------------------------
Mark H.S. Cohen                                Mr. Cohen is the President of Purchaser and is also
                                               a Director of Purchaser. Mr. Cohen is also Vice
                                               President, Business Development, Americas of the
                                               General Electric Capital Corporation and was
                                               appointed to his current position in 2000.
                                               Mr. Cohen joined the General Electric Capital
                                               Corporation in 1994 as Managing Director, Strategic
                                               Planning and Business Development of the Financial
                                               Guaranty Insurance Company. From 1998 until 2000 he
                                               served as Executive Vice President, Strategic
                                               Planning and Business Development of GE Capital
                                               Aviation Services. Mr. Cohen is a citizen of the
                                               United States and the United Kingdom.

Richard D'Avino                                Mr. D'Avino is Senior Vice President, Tax of the
                                               General Electric Capital Corporation. Mr. D'Avino
                                               joined the General Electric Capital Corporation in
                                               1991 as Vice President and Senior Tax Counsel, and
                                               he was appointed to his current position in 1999.
                                               Mr. D'Avino also serves as Vice Chair of the General
                                               Electric Company Tax Council.

Michael D. Fraizer                             Mr. Fraizer is President and CEO of General Electric
                                               Financial Assurance (GEFA), and has oversight
                                               responsibility for the General Electric Capital
                                               Mortgage Corporation. His business address is 6604
                                               W. Broad Street, Richmond, Virginia, 23230. Mr.
                                               Fraizer is a Director of the General Electric
                                               Capital Corporation. He joined General Electric
                                               Capital Commercial Real Estate Financing and
                                               Services in 1991, as Vice President, Portfolio
                                               Acquisitions and Ventures, and became President in
                                               1993. He was named President and Chief Executive
                                               Officer of GEFA in 1996.

Robert L. Lewis                                Mr. Lewis is President and Chief Executive Officer
                                               of General Electric Capital Services Structured
                                               Finance Group (SFG) as well as an officer of the
                                               General Electric Capital Corporation and a Vice
                                               President of the General Electric Company. Mr. Lewis
                                               was appointed as President of SFG in 1989.

                                               PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT; MATERIAL
NAME                                                  POSITIONS HELD DURING PAST FIVE YEARS
----                                           ----------------------------------------------------
Denis J. Nayden                                Mr. Nayden is a Senior Vice President, General
                                               Electric Company and Chairman and Chief Executive
                                               Officer of General Electric Capital Corporation. Mr.
                                               Nayden was named President and Chief Executive
                                               Officer of the General Electric Capital Corporation
                                               in 1998. He had been President and Chief Operating
                                               Officer since 1994.

Michael A. Neal                                Mr. Neal is President and Chief Operating Officer of
                                               the General Electric Capital Corporation, a Director
                                               of the General Electric Capital Corporation and a
                                               member of the Advisory Committee, Penske Truck
                                               Leasing Co., L.P. Mr. Neal was appointed Executive
                                               Vice President of the General Electric Capital
                                               Corporation in 1994.

David R. Nissen                                Mr. Nissen is currently the President and CEO of
                                               Global Consumer Finance (GCF), a position he has
                                               held for longer than the past five years.

James A. Parke                                 Mr. Parke is Vice Chairman and Chief Financial
                                               Officer of General Electric Capital Services, and is
                                               a Director of the General Electric Capital
                                               Corporation. In November 1989, Mr. Parke became
                                               Senior Vice President and Chief Financial Officer of
                                               General Electric Capital Services. Mr. Parke was
                                               named Executive Vice President and Chief Financial
                                               Officer in April 1999.

Edward D. Stewart                              Mr. Stewart is an Executive Vice President of the
                                               General Electric Capital Corporation, and is a
                                               Director of the General Electric Capital
                                               Corporation. He was named to his current position in
                                               1992.

Jeffrey S. Werner                              Mr. Werner is Senior Vice President, Corporate
                                               Treasury and Global Funding Operation of the General
                                               Electric Capital Corporation. He has held the
                                               position since 1992.

         SECURITY OWNERSHIP BY CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

    The following tables show, as of July 31, 2001, except as otherwise indicated, with respect to the beneficial ownership of the Heller Common Stock,
(i) the beneficial owners of each of the Class A and Class B Common Stock and the number of shares beneficially owned; and (ii) the number of shares of Class A Common Stock beneficially owned by each director, each executive officer named in the Summary Compensation Table below and all directors and executive officers of the Company as a group, as reported by each person. Except as noted, each person has sole voting and investment power over the shares show in these tables.

                           CERTAIN BENEFICIAL OWNERS

                                                                           AMOUNT AND NATURE OF     PERCENT OF
TITLE OF CLASS                NAME AND ADDRESS OF BENEFICIAL OWNER       BENEFICIAL OWNERSHIP (1)   CLASS (5)
--------------            ---------------------------------------------  ------------------------   ----------
Class A Common Stock      Wellington Management Company, LLP                     4,246,300(2)          9.15%
                          75 State Street
                          Boston, Massachusetts 02109

                          Franklin Mutual Advisers, LLC                          4,217,411(3)          9.09%
                          51 John F. Kennedy Parkway
                          Short Hills, New Jersey 07078

                          T. Rowe Price Associates, Inc.                         3,546,134(4)          7.64%
                          100 E. Pratt St.
                          Baltimore, Maryland 21202

                          Hartford Capital Appreciation HLS Fund, Inc.           2,850,000(2)          6.14%
                          200 Hopmeadow Street
                          Simsbury, CT 06089

Class B Common Stock      The Fuji Bank, Limited                                51,050,000              100%
                          Two World Trade Center
                          New York, New York 10048

--------------------------

(1) All information with respect to the Class A Common Stock is based on
    Schedule 13G filings made with the SEC and dated as of the respective dates set forth in the following footnotes.

(2) As of February 13, 2001, Wellington Management Company LLP (Wellington) reports that it has shared voting power with respect to 3,985,800 shares and shared dispositive power with respect to all of the shares reported in the table. These shares are owned by various individuals and institutional investors including Hartford Capital Appreciation HLS Fund, Inc. (Hartford), which reported on Schedule 13G that as of February 14, 2001, Hartford has shared voting and dispositive power for 2,850,000 shares, for which Wellington serves as investment adviser.

(3) As of January 23, 2001, Franklin Mutual Advisors, LLC reports that (1) it has sole voting power and sole dispositive power with respect to all of the shares reported in the table and (2) although it is deemed to be the beneficial owner of such shares for purposes of the Securities Exchange Act of 1934 (the 34 Act), it expressly disclaims any economic interest or beneficial ownership of all of the shares listed in the table.

(4) As of February 7, 2001, T. Rowe Price Associates (Price Associates) reports that it has sole voting power with respect to 751,473 shares and sole dispositive power with respect to all of the shares reported in the table. These shares are owned by various individual and institutional investors including T. Rowe Price Mid-Cap Growth Fund, Inc. (which owns 2,400,000 shares, representing 5.2% of the Class A shares outstanding), for which Price Associates serves as investment adviser with power to direct investments and/or sole power to vote the shares. For purposes of the reporting requirements of the 34 Act, Price Associates is deemed to be a beneficial owner of such shares; however, Price Associates expressly disclaims that it is, in fact, the beneficial owner of such shares.

(5) The percentages shown above are based on the number of shares outstanding on July 23, 2001.

                  DIRECTORS AND OTHER NAMED EXECUTIVE OFFICERS

                                                                                         PERCENT
                                                                  AMOUNT AND NATURE OF      OF
TITLE OF CLASS                 NAME OF BENEFICIAL OWNER           BENEFICIAL OWNERSHIP    CLASS
--------------        ------------------------------------------  --------------------   --------
Class A Common Stock  Richard J. Almeida........................         137,911(1)             *
                      Michael A. Conway.........................           7,811(1)             *
                      Valerie B. Jarrett(3).....................           4,185(1)(2)          *
                      Mark Kessel...............................           2,764(1)             *
                      Tetsuo Kumon..............................               0               --
                      Michael J. Litwin.........................          41,350(1)(2)          *
                      Takashi Makimoto..........................               0               --
                      Lauralee E. Martin........................          34,919(1)(2)          *
                      Takeshi Ozawa(3)..........................               0               --
                      Frank S. Ptak.............................           1,140(1)             *
                      Masahiro Sawada...........................             400                *
                      Kenichiro Tanaka..........................             500                *
                      Michio Ueno...............................               0               --
                      Frederick E. Wolfert......................          98,960(1)             *
                                                                         -------         --------
                      All directors and executive officers as a
                      group (17 persons)........................         363,651(1)(4)

------------------------

*   Less than one percent

(1) In addition to direct ownership, the reported amounts include holdings in the Company's Executive Deferred Compensation Plan (EDCP), Savings and Profit Sharing (401(k)) Plan, Deferral Restoration Plan and Employee Stock Purchase Plan. The Company's EDCP uses a unitized accounting method for shares held in a Heller common stock fund. The EDCP shares included above are estimated equivalent shares based on the closing stock price at June 29, 2001 divided by the dollar value of the participants' holdings in the unitized Heller common stock fund on June 29, 2001. These numbers may vary from amounts reported on Form 3, 4 and 5 filings due to the fluctuation in share price and the small cash balance maintained in the unitized fund to facilitate transfers between investment fund options in the EDCP.

(2) Includes unvested restricted shares issued under Heller's Stock Incentive Plan in 2001 for which the individual has voting power but does not yet have power to dispose, in the amount of 2,549 shares for Ms. Martin, 3,377 shares for Mr. Litwin and 700 shares for Ms. Jarrett.

(3) Ms. Jarrett was elected to the Board of Directors effective June 5, 2001. Mr. Ozawa was elected to the Board of Directors effective July 23, 2001.

(4) We report certain stock ownership information about our directors and executive officers based solely on their responses to our inquiries and without independent verification. Share holdings through benefit plans and the Employee Stock Purchase Plan are as of June 30, 2001.

  STOCK OWNERSHIP IN MIZUHO HOLDINGS, INC. OF DIRECTORS AND EXECUTIVE OFFICERS

    The following table sets forth, as of July 31, 2000, certain information with respect to the beneficial ownership of common stock of Mizuho Holdings, Inc. ("Mizuho "), Heller's ultimate majority stockholder, by (1) each director of Heller, (2) each executive officer named in the Summary Compensation Table in this Information Statement and (3) all directors and executive officers of Heller as a group.

                                                              NUMBER OF SHARES OF
                                                                    MIZUHO
NAME OF BENEFICIAL OWNER                                      BENEFICIALLY OWNED
------------------------                                      -------------------
Richard J. Almeida..........................................              0
Michael A. Conway...........................................              0
Valerie B. Jarrett..........................................              0
Mark Kessel.................................................              0
Tetsuo Kumon................................................           3.57(1)
Michael J. Litwin...........................................              0
Lauralee E. Martin..........................................              0
Takashi Makimoto............................................           9.64(1)
Takeshi Ozawa...............................................           5.02(1)
Frank S. Ptak...............................................              0
Masahiro Sawada.............................................           10.0(1)
Kenichiro Tanaka............................................          11.51(1)
Michio Ueno.................................................          15.68(1)
Frederick E. Wolfert........................................              0
                                                                    -------
All directors and executive officers as a group (17
  persons)..................................................          55.73(2)

------------------------

(1) In addition to direct ownership, reported amounts include holdings in a Mizuho employee stock purchase plan.

(2) Certain stock ownership information about Heller's directors and executive officers is based solely on their responses to Heller's inquiries and without independent verification.

    The number of shares of Mizuho common stock that are beneficially owned by
(1) each of Heller's directors, (2) each of the named executive officers and
(3) Heller's directors and executive officers as a group, including those shares held in the Mizuho employee stock purchase plan, does not exceed 1% of the outstanding shares of such stock.

                          BOARD OF DIRECTORS OF HELLER

    At each annual meeting of stockholders, directors will be elected to serve until the next succeeding annual meeting of the stockholders of Heller and until their successors are elected and shall have qualified. Biographical information on each director, including his or her age, follows:

                               BOARD OF DIRECTORS

Richard J. Almeida........................  Mr. Almeida, age 58, has served as Chairman of the Board and Chief Executive Officer of Heller and Heller
                                            International Group, Inc. (International Group), a
                                            wholly-owned subsidiary through which Heller conducts
                                            its international business, since November 1995, and as
                                            a Director of Heller since November 1987. He has been
                                            Director of Fuji America Holdings since January 1998. He
                                            previously held the positions of Executive Vice
                                            President and Chief Financial Officer from November 1987
                                            to November 1995. Mr. Almeida also serves as a Director
                                            of The Fuji Bank and Trust Company, a subsidiary of Fuji
                                            Bank. Prior to joining Heller in 1987, Mr. Almeida held
                                            a number of operating positions, both in corporate
                                            banking and investment banking, for Citicorp.

Michael A. Conway.........................  Mr. Conway, age 54, joined Heller's Board of Directors in September 1998. Mr. Conway is Senior Vice President
                                            and Senior Investment Officer of Aon Corporation, an
                                            insurance brokerage and underwriting company, and
                                            Chairman, President and Chief Executive Officer of Aon
                                            Advisors, Inc., a subsidiary of Aon which provides
                                            investment management services. Prior to joining Aon, he
                                            was President and Chief Executive Officer of Manhattan
                                            National Corporation, an insurance holding company. Mr.
                                            Conway is a Director of Aon Funds, Inc.

Valerie B. Jarrett........................  Ms. Jarrett, age 44, joined Heller as a Director in June
                                            2001. Ms. Jarrett is an Executive Vice President with
                                            The Habitat Company, a real estate development and
                                            management company, which she has been with since
                                            November 1995. Since her appointment by the Mayor of the
                                            City of Chicago in October 1995, Ms. Jarrett has also
                                            served as Chairman of the Chicago Transit Board and
                                            Chief Executive Officer of the Chicago Transit
                                            Authority, which operates the public transportation
                                            system in the City of Chicago and in 38 of its suburbs.
                                            Ms. Jarrett is also a Director of USG Corporation, a
                                            building materials manufacturer, a member of the Board
                                            of Governors of the Chicago Stock Exchange and a
                                            Director of Harris Insight Funds, a mutual fund
                                            management company.

Mark Kessel...............................  Mr. Kessel, age 60, has served as a Director of Heller since July 1992. He has been a Partner at the law firm
                                            of Shearman & Sterling since December 1977.

Tetsuo Kumon..............................  Mr. Kumon, age 41, has been a Director of Heller and
                                            Fuji America Holdings since July 1998. He is Senior Vice
                                            President and Group Head of the Corporate Management
                                            Division for the Americas of Fuji Bank. He previously
                                            served Fuji Bank as Senior Vice President and Senior
                                            Manager, Americas Division,

                                            Vice President and Manager, Americas Division, and
                                            Manager of the Financial Engineering Division. Mr. Kumon
                                            is also a Director of Fuji JGB Investment LLC.

Takashi Makimoto..........................  Mr. Makimoto, age 48, was elected Director of Heller and
                                            Fuji America Holdings in January 2000. He is currently
                                            General Manager, Corporate Management Division for the
                                            Americas of Fuji Bank. From February 1996 to December
                                            1999. Mr. Makimoto held the position of Deputy General
                                            Manager, Corporate Banking Division II, and from January
                                            1995 to January 1996 he was the Deputy General Manager,
                                            International Planning Division of Fuji Bank.

Takeshi Ozawa.............................  Mr. Ozawa, age 40, has served as a Senior Vice President of Heller and as a Director of Heller since July 2001.
                                            Prior to joining Heller, Mr. Ozawa was a Deputy General
                                            Manager of the Project Finance Division of The Fuji
                                            Bank, Limited from May 1999 to July 2001. He previously
                                            served Fuji Bank as Senior Manager of Los Angeles Agency
                                            and Manager of Credit Division for the Americas.

Frank S. Ptak.............................  Mr. Ptak, age 57, joined Heller as a Director in
                                            September 1998. Mr. Ptak is the Vice Chairman of
                                            Illinois Tool Works Inc., a diversified manufacturing
                                            company, and has been with Illinois Tool Works since
                                            1975. Before joining Illinois Tool Works, Mr. Ptak was
                                            employed by Sara Lee Corporation from 1970 to 1975. Mr.
                                            Ptak is also a Director of Snap-on Incorporated, a
                                            producer and distributor of professional mechanics' hand
                                            tools and diagnostic systems, and Kemper Insurance
                                            Companies, a group of mutual insurance companies.

Masahiro Sawada...........................  Mr. Sawada, age 47, has served as Executive Vice
                                            President of Heller since June 1999 and has held the
                                            positions of Senior Vice President of Heller from
                                            January 1998 to June 1999 and Director of Heller and
                                            International Group since December 1995. He was elected
                                            Director, President and Chief Executive Officer of Fuji
                                            America Holdings in July 1999. Previously, he was Senior
                                            Vice President of Heller International Corporation from
                                            May 1995 to January 1998, and Joint General Manager of
                                            Fuji Bank, Paris Branch from May 1992 to 1995.

Kenichiro Tanaka..........................  Mr. Tanaka, age 52, has been a Director of Heller and
                                            International Group since February 1997, and was
                                            Executive Vice President of Heller from January 1998 to
                                            May 1999. He currently holds the position of General
                                            Manager, Corporate Banking Division of Fuji Bank. Mr.
                                            Tanaka previously served as Director, President and
                                            Chief Executive Officer of Fuji America Holdings from
                                            January 1998 to July 1999, and Executive Vice President
                                            of Heller International Corporation from February 1997
                                            to January 1998. He was President and Chief Executive
                                            Officer of Fuji Bank, Canada, from November 1994 to
                                            January 1997, and Deputy General Manager of Fuji Bank,
                                            Head Office Credit Division, from May 1991 to November
                                            1994.

Michio Ueno...............................  Mr. Ueno, age 54, was elected Director of Heller and
                                            International Group in June 2000. He is currently a
                                            Managing Director of Fuji Bank. From June 1999 to May
                                            2000, Mr. Ueno was Director, General Manager and
                                            Regional Executive Director of Fuji Bank for Europe,
                                            Africa & the Middle East. From February 1997 to June
                                            1999, he was General Manager of the Fuji Bank Head
                                            Office Corporation Banking Division I, and became
                                            Director in June 1997. From May 1996 to February 1997 he
                                            was General Manager of the International Division, and
                                            from May 1993 to May 1996 he was General Manager of Fuji
                                            Bank, Paris Branch.

Frederick E. Wolfert......................  Mr. Wolfert, age 47, has served as a Director of Heller since July 1998 and as President and Chief Operating
                                            Officer since January 1998. Prior to joining Heller, Mr.
                                            Wolfert was Chairman of Key Global Finance Ltd. from
                                            April 1996 to December 1997, Chairman, President and
                                            Chief Executive Officer of KeyCorp Leasing, Ltd. from
                                            June 1993 to December 1997, Chairman, President and
                                            Chief Executive Officer of KeyBank USA N.A. from June
                                            1993 to December 1996, President and Chief Operating
                                            Officer of KeyCorp Leasing, Ltd. from December 1991 to
                                            June 1993, and Executive Vice President of KeyBank USA
                                            N.A. from December 1991 to June 1993.

    Directors of Heller may also be directors of certain of our wholly-owned subsidiaries.

DIRECTOR COMPENSATION

    Each director who is not an employee of Heller, Mizuho, Fuji Bank or any of their subsidiaries receives the following compensation:

        (1) an annual cash retainer of $50,000; and

        (2) an annual grant of options to purchase Heller's Class A Common Stock at an exercise price equal to the fair market value of the Stock at the time of the grant, the total number of which options has a present value of $35,000 using the assumptions applicable to grants made to Heller's employees generally. One third of those options vest on each of the first three anniversary dates of the grant and all of them must be exercised within the earlier of ten years from the date of the grant and one year after completion of service as a member of the Board.

At the time of first election, each of our non-employee directors received a one-time grant of restricted shares of Heller's Class A Common Stock valued at $25,000 based on the fair market value at the time of the grant. All of these shares (other than those received by Ms. Jarrett) vested fully on January 1, 2001 as the result of the Company's achievement of a three-year performance target established at the time of the grant. The Company does not currently intend to make a grant of restricted stock part of the standard compensation arrangement for any new non-employee directors.

    Non-employee directors may defer all or part of their cash retainers under Heller's Executive Deferred Compensation Plan. No additional fees are paid to directors for attending Board or Committee meetings.

COMMITTEES OF THE BOARD

    It is primarily the Board's responsibility to oversee the management of Heller's business. To assist in carrying out this responsibility, the Board has established, among others, the standing committees listed below. We do not have a standing nominating committee.

EXECUTIVE COMMITTEE

    The Executive Committee exercises all of the powers of the Board in the management of Heller's business when the Board is not in session, to the extent permitted by law. The Executive Committee met 5 times during 2000. The current members of the Executive Committee are Messrs. Almeida, Kumon, Makimoto, Ozawa, Sawada, Ueno (Chairman) and Wolfert.

AUDIT COMMITTEE

    The Audit Committee assists the Board of Directors in fulfilling its responsibilities in overseeing Heller's financial reporting process. The Audit Committee (1) recommends Heller's independent auditors for appointment by the Board of Directors, subject to approval by the stockholders, (2) reviews Heller's accounting processes, reporting systems, internal accounting controls and risk management processes, (3) confers with the independent auditors concerning the scope of their examination and (4) carries out the other responsibilities set forth in its Charter. The Audit Committee, which consists solely of non-employee independent directors as required by the exchanges on which our Common Stock trades, met 4 times during 2000. Members of the Audit Committee are considered independent if they have no relationship to the Company that may interfere with the exercise of their independence from management and the Company. The current members of the Audit Committee are Ms. Jarrett and Messrs. Kessel (Chairman) and Ptak. The Board of Directors has determined that, under the rules of the New York Stock Exchange, all of the members of the Audit Committee are independent.

COMPENSATION COMMITTEE

    The Compensation Committee oversees the determination of all matters relating to employee compensation and benefits and specifically reviews and approves salaries, bonuses and stock-based compensation for the executive officers named in this Information Statement. The Compensation Committee met 3 times during 2000. The current members of the Compensation Committee are Messrs. Conway, Makimoto and Ueno (Chairman).

2000 BOARD AND COMMITTEE MEETINGS

    The Board of Directors held 5 regularly scheduled meetings during 2000. Each nominee for director attended in excess of 75% of the Board and committee meetings during his term as a director.

            SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

    Under U.S. securities laws, directors, certain executive officers and persons holding more than 10% of Heller's Common Stock must report their initial ownership of the Heller Common Stock and any changes in that ownership to the Securities and Exchange Commission. The Commission has designated specific due dates for these reports and Heller must identify in this Information Statement those persons for whom these reports were not filed when due. We believe, based on a review of copies of such reports and written representations, that all required reports were filed and that during 2000 all Section 16 filing requirements applicable to Heller's directors, certain executive officers and greater than 10% beneficial owners were complied with.

                  COMPENSATION OF THE NAMED EXECUTIVE OFFICERS

EXECUTIVE COMPENSATION

    The following table sets forth information with respect to all compensation awarded to, earned by or paid to our Chief Executive Officer and our four next most highly compensated executive officers (sometimes called the named executive officers) as determined at December 31, 2000 based on combined salary and bonus for services rendered in all capacities to Heller during the years ended December 31, 2000, 1999 and 1998.

                           SUMMARY COMPENSATION TABLE

                                                                                 LONG TERM COMPENSATION
                                                                          ------------------------------------
                                                                                   AWARDS
                                                                          -------------------------    PAYOUT
                                                          ANNUAL                                      --------
                                                      COMPENSATION(1)     RESTRICTED    SECURITIES
                                                    -------------------     STOCK       UNDERLYING      LTIP      ALL OTHER
                                                     SALARY     BONUS       AWARDS     OPTIONS/SARS   PAYOUTS    COMPENSATION
NAME AND PRINCIPAL POSITION                YEAR       ($)       ($)(2)      ($)(3)        (#)(4)       ($)(5)       ($)(6)
---------------------------              --------   --------   --------   ----------   ------------   --------   ------------
Richard J. Almeida.....................    2000     750,000    740,000            0            0            0        5,402
(Chairman and Chief                        1999     750,000    580,590            0            0      929,688        5,152
Executive Officer)                         1998     760,417    551,000    2,359,395      280,000      593,775        5,152

Frederick E. Wolfert...................    2000     433,333    350,000            0            0            0        5,402
(President and Chief                       1999     400,000    375,000            0            0      918,000        5,152
Operating Officer)                         1998     401,539    325,000    1,348,218      160,000      187,200      448,314

Lauralee E. Martin.....................    2000     295,000    265,000            0            0            0        5,383
(Chief Financial                           1999     295,000    250,000            0            0      255,000        5,133
Officer)                                   1998     295,833    225,000      606,177       50,000      184,860        5,133

Michael J. Litwin......................    2000     295,000    250,000            0            0            0        4,416
(Chief Credit and                          1999     295,000    225,000            0            0      255,000        3,813
Risk Officer)                              1998     296,250    200,000      448,821       40,000      174,915        5,133

Dennis P. Lockhart.....................    2000     290,000    260,000            0            0            0        5,364
(Former President,                         1999     290,000    200,000            0            0      255,000        5,114
International Group (7))                   1998     290,833    160,000      448,821       40,000      184,275        5,114

--------------------------

(1) Heller has non-qualified deferred compensation plans known as the Executive Deferred Compensation Plan and the Deferral Restoration Plan under which certain employees of Heller, including the named executive officers, may elect to defer portions of their annual compensation on a pre-tax basis. The amount of deferred compensation under both plans remains an asset of Heller and may be invested in any of certain mutual funds and a Heller common stock fund at the participant's discretion.

(2) Bonuses earned in respect of one year are paid during the next year. For example, the bonuses indicated as earned in respect of 2000 were paid in February, 2001. Perquisites and other personal benefit amounts for each of the named executive officers fall below the minimum level for disclosure and therefore have been excluded.

(3) In May, 1998, at the time of our initial public offering, the named executive officers received restricted shares of our Class A Common Stock. The compensation reported in 1998 in the above table is based on the value of such shares on the date of issuance ($27.00), all of which fully vested on January 1, 2001 as the result of the Company's achievement of a three-year performance target established at the time of the grant. The amount of such shares beneficially owned by such executive officers as of March 9, 2001 are included in the beneficial ownership table above.

(4) In May 1998, at the time of our initial public offering, the named executive officers also received options to purchase our Class A Common Stock. All options vested 100% on January 1, 2001. The exercise price for each option is $27 per share, the initial public offering price of the Company's stock.

(5) Under the terms of each of Heller's Long Term Incentive Plans (LTIPs), payouts of all accruals are made after the end of the LTIP performance period to officers who are active employees of Heller and participants in the LTIP through its termination date. In 1999, cash payments were made to the indicated named executive officers under an LTIP for the performance period that began January 1, 1996 and ended December 31, 1998. These payments are shown in the above table as being applicable to 1998. In 2000, cash payments were made to the indicated named executive officers under an LTIP for the performance period that began January 1, 1997 and ended December 31, 1999. These payments are shown in the above table as being applicable to 1999.

    In 2000, the Company made grants to the named executive officers in two new LTIPs under which the earliest payments may occur in 2002 for a performance period ending December 31, 2001. Additional information about the new LTIPs is set forth below.

(6) Amounts reflect both (i) Heller's contribution made in the form of a match on amounts deferred by the named executive officers in Heller's 401(k) Savings and Profit Sharing Plan and (ii) insurance premiums paid for term life insurance, as for the year 2000:

                                      401(K) MATCHING AMOUNTS   TERM LIFE INSURANCE PREMIUM
                                      -----------------------   ---------------------------
Mr. Almeida.........................           $4,250                     $1,152
Mr. Wolfert.........................            4,250                      1,152
Ms. Martin..........................            4,250                      1,133
Mr. Litwin..........................            3,283                      1,133
Mr. Lockhart........................            4,250                      1,114

    The 401(k) Savings and Profit Sharing Plan is available to all employees who work at least 900 hours per year. Heller makes matching contributions equal to 50% of the employee's contribution, except that Heller's contribution will not exceed 2.5% of the employee's base salary or $4,250, whichever is less (increased to 3% effective January 1, 2001). Heller's matching contributions are in the form of shares of our Class A Common Stock. We also pay the premium for term life insurance for all regular, full-time employees. The insurance amount is two times each employee's annual base salary, with a maximum benefit of $600,000.

    In connection with our hiring of Mr. Wolfert, we paid him during 1998 a sign-on bonus of $175,000 and relocation expense reimbursement of $268,182, both of which amounts are included in the above table as Other Compensation.

(7) Effective February 1, 2001, Mr. Lockhart resigned all officer and director positions he held with Heller and its subsidiaries.

                              STOCK OPTION GRANTS

    We did not issue any new stock options to any of the named executive officers during 2000. None of the named executive officers exercised any existing stock options during 2000 and therefore did not realize any value from his or her stock options during the year. The following table shows the number and value of their exercisable and non-exercisable options as of December 31, 2000. The table contains values for "in the money" options, meaning the positive spread, if any, between the year-end per share price of $30.6875 and the exercise price. These values have not been, and may never be, realized. The options might never be exercised and their value, if any, will depend on the share price on the exercise date.

               AGGREGATED 2000 FISCAL YEAR-END OPTION/SAR VALUES

                                       NUMBER OF SECURITIES UNDERLYING     VALUE OF UNEXERCISED
                                         UNEXERCISABLE OPTIONS/SARS      IN-THE-MONEY OPTIONS/SARS
                                             AT FISCAL YEAR END               FISCAL YEAR END
                                       -------------------------------   -------------------------
                                                EXERCISABLE/                   EXERCISABLE/
NAME                                            UNEXERCISABLE                  UNEXERCISABLE
----                                   -------------------------------   -------------------------
Richard J. Almeida...................             0/280,000                    $0/$1,032,500
Frederick E. Wolfert.................             0/160,000                      $0/$590,000
Lauralee E. Martin...................              0/50,000                      $0/$184,375
Michael J. Litwin....................              0/40,000                      $0/$147,500
Dennis P. Lockhart...................              0/40,000                      $0/$147,500

    The options reported are non-qualified stock options to purchase shares of Class A Common Stock awarded under the Stock Incentive Plan. The exercise price of the options is $27.00 per share and the closing trading price on the New York Stock Exchange of Class A Common Stock at

December 31, 2000 was $30.6875 per share. All of the options described above became exercisable in full on January 1, 2001.

                           LONG TERM INCENTIVE PLANS

    Heller has established LTIPs under which compensation benefits may be earned by the named executive officers as well as certain other employees in future periods.

    In 2000, the Compensation Committee of the Board of Directors granted performance units to eligible employees for two LTIPs, one for a two-year performance period beginning January 1, 2000 and ending on December 31, 2001 and the second for a three-year performance period beginning on January 1, 2000 and ending on December 31, 2002. The value of the performance units under the LTIPs will be determined over the respective performance periods based on the achievement of combined average return on equity and average earnings per share goals. Any payments under the LTIPs will be made in the year following the end of each performance period to eligible employees who received grants of performance units and continue to be employed by Heller at the end of the performance period, subject to plan provisions providing for pro-rated distributions in the event of retirement, disability or death during the performance and payment period.

    Distribution of performance units after the respective performance and award periods for each plan will be made in shares of Class A Common Stock based on the New York Stock Exchange closing price at the end of the payment and performance period of each plan. The named executive officers and other eligible employees may elect to defer shares awarded under any of the plans into the Executive Deferred Compensation Plan.

    The following table sets forth certain information about awards that the Company granted to the named executive officers in 2000 under these LTIPs and are currently outstanding. Where the number of performance units is expressed as a range, the actual number that will be awarded within the expressed range will be determined at the end of the performance period.

               2000-2001 LONG TERM INCENTIVE PLAN--AWARDS IN 2000

                                                                           ESTIMATED FUTURE PAYOUTS UNDER
                                                                            NON-STOCK PRICE-BASED PLANS
                               NUMBER OF SHARES,   PERFORMANCE OR OTHER   --------------------------------
                                UNITS OR OTHER         PERIOD UNTIL       THRESHOLD    TARGET     MAXIMUM
NAME                                RIGHTS         MATURATION OR PAYOFF      ($)        ($)         ($)
----                           -----------------   --------------------   ---------   --------   ---------
Richard J. Almeida...........        7,500                2 years              0      750,000    1,500,000
Frederick E. Wolfert.........        4,400                2 years              0      440,000      880,000
Lauralee E. Martin...........        2,213                2 years              0      221,300      442,600
Michael J. Litwin............        1,475                2 years              0      147,500      295,000
Dennis P. Lockhart...........            0                    n/a            n/a          n/a          n/a

               2000-2002 LONG TERM INCENTIVE PLAN--AWARDS IN 2000

                                                                           ESTIMATED FUTURE PAYOUTS UNDER
                                                                            NON-STOCK PRICE-BASED PLANS
                               NUMBER OF SHARES,   PERFORMANCE OR OTHER   --------------------------------
                                UNITS OR OTHER         PERIOD UNTIL       THRESHOLD    TARGET     MAXIMUM
NAME                                RIGHTS         MATURATION OR PAYOFF      ($)        ($)         ($)
----                           -----------------   --------------------   ---------   --------   ---------
Richard J. Almeida...........        7,500                3 years              0      750,000    1,500,000
Frederick E. Wolfert.........        4,400                3 years              0      440,000      880,000
Lauralee E. Martin...........        2,213                3 years              0      221,300      442,600
Michael J. Litwin............        1,475                3 years              0      147,500      295,000
Dennis P. Lockhart...........            0                    n/a            n/a          n/a          n/a

                           DEFERRAL RESTORATION PLAN

    Beginning in 2001, the named executive officers became eligible for participation in Heller's Deferral Restoration Plan (DRP), a new non-qualified, voluntary compensation deferral plan that permits the named executive officers and other designated executive employees to make an annual election to contribute that portion of their base salary which they have designated for contribution to Heller's Savings and Profit Sharing Plan (between 1% to 18% of base salary) that exceeds the Internal Revenue Service ceiling on contributions to such a qualified plan into the DRP, which is a non-qualified plan that provides participants with the same investment options as Heller's 401(k) Savings and Profit Sharing Plan that is offered to all Heller employees. Heller will match contributions to the DRP and the 401(k) Savings and Profit Sharing Plan with 50% of the first 6% of base salary deferred, capped at 3% of eligible salary in the aggregate for both plans. All matching contributions under the DRP are automatically invested in Heller common stock and may not be allocated to other investment options due to accounting regulations.

                          OTHER EMPLOYEE BENEFIT PLANS

RETIREMENT AND OTHER DEFINED BENEFIT PLANS

    Heller has a defined benefit retirement income plan for the benefit of its employees that we intend to be a qualified plan under Section 401 of the Internal Revenue Code. Substantially all domestic employees of Heller who have one year of service, including the named executive officers, participate in the retirement plan. Directors who are not Heller employees are not eligible for retirement benefits. Under a defined benefit plan such as ours, contributions are not specifically allocated to individual participants.

    Heller has adopted a Supplemental Executive Retirement Plan which provides a benefit to all employees whose full benefit under the above retirement plan is reduced by participation in Heller's Executive Deferred Compensation Plan and by limitations imposed by the Internal Revenue Code.

    The following table shows estimated annual retirement benefits under the qualified retirement plan and the Supplemental Executive Retirement Plan for the named executive officers in specified remuneration and service classifications:

                      ESTIMATED ANNUAL RETIREMENT BENEFITS

                                       YEARS OF CREDITED SERVICE
                        -------------------------------------------------------
FINAL AVERAGE PAY          5          10         15         20      25 AND OVER
-----------------       --------   --------   --------   --------   -----------
      $200,000          $ 18,790   $ 37,580   $ 56,370   $ 75,160     $ 93,950

       225,000            21,350     42,700     64,050     85,400      106,750

       250,000            23,920     47,840     71,760     95,680      119,600

       275,000            26,480     52,960     79,440    105,920      132,400

       300,000            29,040     58,080     87,120    116,160      145,200

       400,000            39,290     78,580    117,870    157,160      196,450

       450,000            44,420     88,840    133,260    177,680      222,100

       500,000            49,540     99,080    148,620    198,160      247,700

       600,000            59,790    119,580    179,370    239,160      298,950

    In general, remuneration covered by the retirement plan consists of the annual base salary determined before any salary reduction contributions to Heller's 401(k) Savings and Profit Sharing Plan, but is limited to a dollar value no higher than $170,000. The monthly accrued benefit under the retirement plan is calculated as a percentage of average monthly compensation over the sixty consecutive months during the employee's last 120 months of employment that yield the highest average, plus a certain percentage of the employee's monthly compensation above the Social Security wage base for the past 25 years. The figures shown in the table above include benefits payable under the retirement plan and the supplemental retirement plan. Under the supplemental plan, compensation is not limited to $170,000 per year. The estimates assume that benefits commence at age 65 under a straight life annuity form.

    As of December 31, 2000, the number of years of credited service for the named executive officers and the actual average remuneration for their respective years of credited service with Heller were as follows: Mr. Almeida, 13 years, 5 months, $674,583; Mr. Wolfert, 3 years, $411,111; Ms. Martin,
14 years, 5 months, $288,417; Mr. Litwin, 29 years, 2 months, $284,667; and Mr. Lockhart, 13 years, $284,333.

             EMPLOYMENT CONTRACTS AND TERMINATION OF EMPLOYMENT AND
                         CHANGE OF CONTROL ARRANGEMENTS

    Mr. Almeida, Heller's Chairman and Chief Executive Officer, is party to an employment contract with Heller that became effective as of December 31, 1999 and expires on December 31, 2001. The contract will be automatically extended to December 31, 2002, unless either Mr. Almeida or Heller gives the other written notice to the contrary on or before June 30, 2001. The contract provides for the payment to Mr. Almeida of an annual base salary of $750,000. Mr. Almeida's base salary and incentive plan bonus payment are to be reviewed by Heller during the term of the contract pursuant to Heller's normal practices, and may be increased by Heller but may not be reduced. The contract provides for Mr. Almeida's participation in all of Heller's executive bonus and incentive compensation plans. The contract further provides that if Mr. Almeida's employment is terminated by Heller without cause, or if he resigns with cause, he will be entitled to receive full salary through the date 24 months from the date of termination. In the event of a termination under either of the situations described above, Mr. Almeida is also entitled to receive his performance plan bonus payment at the applicable target bonus level for the full year in which such termination occurs, and he will continue to be covered under certain benefit plans through the date 24 months from the date of termination. In addition, in the event of a termination following a change in control, Mr. Almeida's contract permits him to select the better of the benefits described above and the benefits set forth in the change in control agreements described below, but in no event to receive duplicative benefits.

    Mr. Wolfert, Heller's President and Chief Operating Officer, is party to an employment contract with Heller that became effective as of December 31, 1999 and expires on December 31, 2001. The contract provides for the payment to Mr. Wolfert of an annual base salary of $440,000. Mr. Wolfert's base salary and incentive plan bonus payment are to be reviewed by Heller during the term of the contract pursuant to Heller's normal practices, and may be increased but may not be reduced. The contract provides for Mr. Wolfert's participation in all of Heller's executive bonus and incentive compensation plans. The contract further provides that if Mr. Wolfert's employment is terminated by Heller without cause, or if he resigns with cause, he will be entitled to receive full salary through the date 24 months from the date of termination. In the event of a termination, Mr. Wolfert is also entitled to receive his performance plan bonus payment at the applicable target bonus level for the full year in which such termination occurs, and will continue to be covered under certain benefit plans through the date 24 months from the date of termination. In addition, in the event of a termination following a change in control, Mr. Wolfert may select the better of the benefits described above and the benefits set forth in the change in control agreements described below, but in no event to receive duplicate benefits.

    Each of Mr. Almeida, Mr. Wolfert, Ms. Martin, Heller's Chief Financial Officer, and Mr. Litwin, Heller's Chief Credit and Risk Officer, is a party to a change in control agreement. Each change in control agreement provides protection to the officer in the event of certain changes in control of Heller while such officer continues to be employed by Heller. If the officer's employment is either actually or constructively terminated after a change in control other than for cause, subject to the limitation described below, Heller will pay or provide the officer with the following payments or benefits:
(1) the present value of the additional benefits the officer would have accrued under Heller's qualified and non-qualified retirement plans from the date of termination through the last day of the 24-month period following termination of employment; (2) full vesting of all options and restricted stock granted under the Stock Incentive Plan and any benefits under qualified and non-qualified retirement plans; (3) continued base salary, welfare benefits and perquisites for 24 months; (4) a pro rata portion of the target bonus for the year of termination; (5) two times the largest bonus he or she received during the prior three years or, if higher, target bonus; (6) 24 months of age and service credit for purposes of Heller's retiree medical benefit plan; and (7) outplacement services. The cash payments under the change in control agreements are limited to 2.99 times the sum of the executive officer's annual base salary, the most recent annual incentive compensation under the HPP and the cash value of the most recently paid or awarded long-term incentive compensation.

    If any amounts payable to an executive officer under the change in control agreement, employment agreement or otherwise would be subject to the excise tax under Section 4999 of the U.S. tax code, an additional payment will be made so that, after the payment of all income and excise taxes, the executive officer will be in the same after-tax position as if no excise tax under Section 4999 had been imposed.

COMPENSATION AND MANAGEMENT COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    No member of the Compensation Committee during the fiscal year ended December 31, 2000 was an officer or employee of the Company.

            COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

COMPENSATION PHILOSOPHY AND STRATEGY

    Heller has adopted a total compensation and benefits philosophy for its executive officers that is designed to advance Heller's business strategy by recognizing and reinforcing those behaviors that are critical to Heller's success. As such, its programs seek to link executives' compensation and benefits to both Heller's performance and the interests of its stockholders. In particular, the goals of Heller's executive compensation program are to:

    - Align compensation with Heller's business strategies and objectives.

    - Attract, motivate and retain key contributors by providing a competitive mix of compensation and benefits.

    - Shift the compensation weighting mix from fixed to performance-based variable pay.

    - Align short-term and long-term incentive vehicles with Heller's success.

    - Support a vibrant culture by providing an overall compensation and benefits package that meets the needs of a diverse workforce.

    - Provide an opportunity and an incentive for all members of senior management to become significant owners of Heller's stock.

    - Link the interests of the members of senior management to the interests of stockholders by requiring those executives to own significant levels of Heller's stock.

    Based on the above philosophy, Heller's strategy with respect to its executive compensation and benefits program contains the following principal elements:

    - OWNERSHIP. Use equity ownership opportunities where feasible as a key payout vehicle.

    - PAY FOR PERFORMANCE. Focus and reward executives on the key measures of Heller's success, including revenue growth, quality and quantity of managed assets, net income, return on equity, return on investment, productivity, enterprise-wide collaboration and the development and demonstration of individual job competencies.

    - PAY MIX. Deliver a significant portion of total compensation through performance based incentive programs.

    - PAY LEVEL. Offer market competitive base pay and short-term and long-term incentive opportunities which, when combined with base pay, result in total compensation above market for exceptional performance that supports Heller's "Superior Company" strategy. Reflect in pay levels the financial industry's best practices and design, with particular emphasis on the use of equity ownership opportunities within the industry.

    - RETENTION. Use compensation design to maintain or increase the personal "cost of exit" for key executives.

    - INVESTOR EXPECTATIONS. Incorporate elements that align the interests of Heller's executives with the interests and expectations of public stockholders.

COMPENSATION METHODOLOGY

    Heller's Compensation Committee reviews compensation on an annual basis. Specific compensation decisions are based on many factors, including individual performance and responsibilities, future objectives and challenges, past performance and likely future contributions to Heller's success. Based on survey information provided to us by independent compensation consultants, we also look at compensation levels at peer group companies.

COMPENSATION OF EXECUTIVES (OTHER THAN THE CHIEF EXECUTIVE OFFICER)

    BASE SALARIES. Base salary is designed to compensate executives for their level of responsibility and sustained individual performance at a level commensurate with peer group companies.

    ANNUAL BONUSES. Annual cash bonuses reward executives for meeting challenging annual goals. We establish bonus target awards for each executive as a percentage of salary, generally 55-70% for the executives named in this Information Statement. We then adjust those awards based on individual, business division and corporate performance, resulting in actual awards of between 0% and 200% of the target. Performance criteria differ across different business divisions as appropriate, but typically include measures based on net income, operating leverage, non-performing assets and certain non-financial, strategic goals. In 2000, Heller, as a whole, exceeded its stated performance targets.

    LONG-TERM INCENTIVES. Prior to Heller's initial public offering of stock in 1998, Heller's long-term incentive program granted awards to executives in the form of performance shares. The value of the performance shares was related to attainment of return on equity goals over a three-year period. The value of the performance shares would be paid in cash payments in the year following the performance period to those executives who continued to be employed by Heller at the end of the performance period. Payments were made in 2000 in respect of a long-term plan covering the 1997 through 1999 performance period.

    Upon the closing of Heller's initial public offering in 1998, Heller instituted the 1998 Stock Incentive Plan, a stock-based incentive plan covering non-employee directors and selected employees. The Stock Incentive Plan is administered by the Compensation Committee. Grants of restricted stock and options to acquire stock were made in 1998 in connection with the initial public offering to align the interests of Heller's executives with stockholder interests. The level and terms of the grants were determined with the assistance of an independent compensation consultant in order to provide competitive initial grants. The restricted stock was subject to a performance based vesting schedule and vested as of January 1, 2001 on an accelerated basis since Heller's three-year average net income growth exceeded the internal performance target for full vesting. Performance is defined in terms of the level of growth of Heller's annual net income. The named executive officers were not eligible for another grant under the Stock Incentive Plan until 2001. As disclosed above, additional grants of restricted stock and stock options have been made to certain executives in 2001.

    Heller originally intended that the Stock Incentive Plan would replace the performance share approach to long-term incentives. However, the Compensation Committee has determined that implementing additional long-term performance incentive programs for executives, tied to the attainment of equally weighted return on equity and average earnings per share targets for two-year and three-year performance periods to diversify the sources of long term compensation beyond stock options and restricted stock, would better serve the important goal of maintaining a total compensation strategy that provides sufficient long-term retention incentives. The value of performance units granted to executives under these plans would be paid in shares of Heller's common stock (based on the closing price at the end of the performance period) to those executives who continued to be employed by Heller at the end of the performance periods. No shares will be issued by Heller under these long term incentive plans until 2002.

    OWNERSHIP GUIDELINES. Heller believes that its senior executives should closely align their interests with those of its stockholders. Accordingly, Heller has established minimum stock ownership guidelines for its senior executives, each of whom is required to have acquired stock with a value no less than his or her base salary within three years after Heller's initial public offering. The President and Chief Operating Officer is required to have stock with a value no less than three times his base salary within such time period.

COMPENSATION OF THE CHIEF EXECUTIVE OFFICER

    Mr. Almeida's total compensation for 2000 was intended to compensate him commensurate with the chief executive officers of peer group companies and was also based on Heller's excellent performance, Mr. Almeida's individual performance, Heller's desire to retain him and the terms of his employment agreement. Since his first full year as Chairman and Chief Executive Officer in 1996, Heller's annual net income has increased from $133 million to $290 million in 2000, its new business volume has grown at an 18% compound annual growth rate, its total assets have grown at a 19% compound annual growth rate and the credit quality of its lending assets has improved significantly. He has also positioned Heller for future success, having guided it through the initial public offering process, a number of significant acquisitions, a strategic divestiture, a significant initiative focused on improving operational efficiency and enhancing the company's revenue base, as well as other important initiatives focused on Heller's enterprise risk management, eCommerce strategy, best practices sharing, vendor management and employee recruiting and retention through Heller's Employer of Choice initiative.

    The majority of Mr. Almeida's compensation has been placed at risk since it is tied to performance goals and to Heller's stock price. Additionally, under the company's stock ownership guidelines, he is required by the third year after the initial public offering to have beneficial ownership of stock with a value at least equal to three times his base salary, a requirement he has already exceeded by having beneficial ownership of over 137,366 shares.

COMPLIANCE WITH SECTION 162(M)

    The Compensation Committee currently intends for substantially all compensation paid to Heller executives to be tax deductible to Heller under
Section 162(m) of the Internal Revenue Code of 1986. Section 162(m) provides that compensation paid to executives in excess of $1,000,000 cannot be deducted by Heller for Federal income tax purposes unless, in general, such compensation is performance-based, is established by a committee of outside directors and is objective and the plan or agreement providing for such performance-based compensation has been approved in advance by the stockholders. Consistent with this intention, Heller's Stock Incentive Plan was approved by Heller's sole stockholder prior to the initial public offering, and since such approval, the Compensation Committee has approved all awards under the Stock Incentive Plan.

The Compensation Committee
of the Board of Directors
of Heller Financial, Inc.
Michio Ueno, Chairman
Michael A. Conway
Takashi Makimoto

COMMON STOCK PERFORMANCE--HELLER COMMON STOCK

                               PERFORMANCE GRAPH

    Securities and Exchange Commission rules require proxy statements to contain a performance graph that compares the performance of the Company's Class A Common Stock against an equity market index that includes companies whose equity securities are traded on the same exchange or are of comparable market capitalization, and a published industry or line of business index or group of "peer issuers", covering a five-year period. In the proxy statement for Heller's 2000 annual meeting of stockholders, we compared performance of our Class A Common Stock to the performance of publicly traded shares of a group of "peer issuers" engaged in similar lines of business. As a result of consolidations and acquisitions involving certain members of this peer group, continuing divergence in market focus of certain of those peer group members from Heller's market focus and other factors, performance comparisons with that group have become increasingly less meaningful. As a result, we have elected instead to include the performance of the S&P Financials Index as a more relevant comparison.

    The graph below compares our stock performance against (i) the S&P 500 Stock Index (ii) the S&P Financials Index and (iii) the peer group we have previously used, which includes Associates First Capital Corp., The CIT Group, Inc., The Finova Group Inc. and Newcourt Credit Group, Inc.

    Because Heller's Class A Common Stock did not begin trading on the NYSE until May 1, 1998, the graph compares performance from May 1, 1998 through December 31, 2000. The graph assumes an investment of $100 at the beginning of the period at the offering price of $27.00 per share of Class A Common Stock. The closing price of Heller's Class A Common Stock on December 31, 2000 was $30.6875 per share. Dividends of $0.10 per share were paid on February 15, 2000, May 15, 2000, August 15, 2000 and November 15, 2000.

                   COMPARISON OF CUMULATIVE TOTAL RETURNS (1)

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

          HELLER FINANCIAL  S&P 500 INDEX  S&P FINANCIALS INDEX  PEER GROUP (2)
5/1/98             $100.00        $100.00               $100.00         $100.00
12/31/98           $108.28        $111.71                $97.57         $108.31
12/31/99            $75.65        $135.22               $101.44          $71.02
12/31/00           $117.77        $122.92               $127.90          $76.42

                                                      5/1/98    12/31/98   12/31/99   12/31/00
                                                     --------   --------   --------   --------
Heller Financial...................................    $100     $108.28    $ 75.65    $117.77
S&P 500 Index......................................    $100     $111.71    $135.22    $122.92
S&P Financials Index...............................    $100     $ 97.57    $101.44    $127.90
Peer Group (2).....................................    $100     $108.31    $ 71.02    $ 76.42

------------------------

(1) Total return based on $100 initial investment and reinvestment of dividends.

(2) The performance of publicly traded securities of Associates First Capital Corp. following 1999 is not included due to its acquisition in 2000 by Citigroup, Inc. The CIT Group, Inc. acquired Newcourt Credit Group, Inc. at the end of 1999.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
                          RELATIONSHIP WITH FUJI BANK

    Fuji Bank, headquartered in Tokyo, Japan, and a wholly-owned subsidiary of Mizuho, one of the world's largest bank holding companies, is currently the beneficial owner of all of the Class B Common Stock of Heller through its wholly-owned U.S. subsidiary, Fuji America Holdings, Inc. For as long as Fuji Bank continues to beneficially own shares of Common Stock representing more than 50% of the voting power of the Heller Common Stock, Fuji Bank will be able to direct the election of all of the members of Heller's Board of Directors and therefore exercise a controlling influence over the business and affairs of Heller, including any determinations with respect to:

    (1) mergers or other business combinations involving Heller;

    (2) the acquisition or disposition of assets by Heller;

    (3) the incurrence of indebtedness by Heller;

    (4) the issuance of any additional Common Stock or other equity securities; and

    (5) the payment of dividends with respect to the Common Stock.

    Similarly, Fuji Bank will have the power to:

    (1) determine matters submitted to a vote of Heller's stockholders without the consent of Heller's other stockholders;

    (2) prevent or cause a change in control of Heller; and

    (3) take other actions that might be favorable to Fuji Bank.

    In these situations or otherwise, various conflicts of interest between Heller and Fuji Bank could arise.

    From time to time Heller and Fuji Bank have entered into, and can be expected to continue to enter into, certain agreements and business transactions in the ordinary course of their respective businesses.

                              Keep Well Agreement

    Heller first entered into its Keep Well Agreement with Fuji Bank on April 23, 1983. The Keep Well Agreement was amended and supplemented on
January 26, 1984, in connection with the consummation of the purchase of Heller by Fuji Bank and has been amended since that date from time to time. Under the Keep Well Agreement, as currently in effect, Heller or Fuji Bank or any of its affiliates may sell or dispose of Common Stock to any person or entity, provided that after any such sale or disposition, Fuji Bank (directly or indirectly, through one or more subsidiaries) continues to hold greater than 50% of the combined voting power of the outstanding Common Stock. This provision may be subject to further revision by Heller and Fuji Bank without the approval of any of Heller's securityholders.

    The Keep Well Agreement may not be terminated prior to the date that is the earlier of (1) December 31, 2007 and (2) the date on which Heller has received written certifications from Moody's Investors Service, Inc. and Standard & Poor's Rating Services that, upon termination of the Keep Well Agreement, the ratings on Heller's senior unsecured indebtedness without the support provided by the Keep Well Agreement will be no lower than such ratings with the support of the Keep Well Agreement, but in no event may the termination date occur before December 31, 2002. In addition, the Keep Well Agreement includes certain restrictions on termination relating to Heller's Series C Preferred Stock that are discussed below.

    The Keep Well Agreement provides that Fuji Bank will maintain Heller's stockholders' equity in an amount equal to $500 million. Accordingly, if Heller determines, at the close of any month, that its net worth is less than $500 million, then Fuji Bank will purchase, or cause one of its subsidiaries to purchase, shares of Heller's NW Preferred Stock, Class B, in an amount necessary to increase Heller's stockholders' equity to $500 million.

    The NW Preferred Stock is a series of junior preferred stock and, if and when issued, will rank junior to the Series C Preferred Stock and senior to the Common Stock as to payment of dividends, and in all other respects. If and when the NW Preferred Stock is issued, dividends will be noncumulative and will be payable (if declared) quarterly at a rate per annum equal to 1% over the three-month LIBOR. Such dividends will not be paid during a default in the payment of principal or interest on any of the outstanding indebtedness for money borrowed by Heller. Subject to certain conditions, the NW Preferred Stock will be redeemable, at the option of the holder, within a specified period of time after the end of a calendar quarter in an aggregate amount not greater than the excess of the stockholders' equity of Heller as of the end of such calendar quarter over $500 million.

    The Keep Well Agreement further provides that if Heller lacks sufficient cash, other liquid assets or credit facilities to meet its payment obligations on its commercial paper, then Fuji Bank will lend Heller up to $500 million, payable on demand, which Heller may use only for the purpose of meeting such payment obligations. Any such liquidity advance by Fuji Bank to Heller will bear interest at a fluctuating interest rate per annum equal to the announced prime commercial lending rate of Morgan Guaranty Trust Company of New York plus 0.25% per annum. Each liquidity advance will be repayable on demand at any time after the business day following the 29th day after such liquidity advance was made. No repayment of the liquidity advance will be made during a period of default in the payment of Heller's senior indebtedness for borrowed money.

    No liquidity advances or purchases of NW Preferred Stock have been made by Fuji Bank under the Keep Well Agreement. Other infusions of capital in Heller have been made by Fuji Bank, the last one of which occurred in 1992.

    Under the Keep Well Agreement, Heller has agreed to maintain, and Fuji Bank has undertaken to assure that Heller will maintain, unused short-term lines of credit, asset sales facilities and committed credit facilities in an amount approximately equal to 75% of the amount of its commercial paper obligations from time to time outstanding.

    Neither Fuji Bank nor Heller is permitted to terminate the Keep Well Agreement for any reason prior to the termination date. After the termination date, either Fuji Bank or Heller may terminate the Keep Well Agreement upon 30 business days' prior written notice, except as set forth below.

    So long as the Series C Preferred Stock is outstanding and held by third parties other than Fuji Bank, the Keep Well Agreement may not be terminated by either party unless Heller has received written certifications from Moody's and S&P that upon such termination the Series C Preferred Stock will be rated no lower than "baa1" and "BBB" by Moody's and S&P, respectively.

    For these purposes, the Series C Preferred Stock will no longer be deemed outstanding at such time as an effective notice of redemption of all of the Series C Preferred Stock shall have been given by Heller and funds sufficient to effectuate such redemption shall have been deposited with the party designated for such purpose in the notice. So long as the Series C Preferred Stock is outstanding, if both Moody's and S&P shall discontinue rating the Series C Preferred Stock, then Lehman Brothers Inc., or its successor, shall, within 30 days, select a nationally recognized substitute rating agency and identify the comparable ratings from such agency.

    Any termination of the Keep Well Agreement by Heller must be consented to by Fuji Bank. Any such termination will not relieve Heller of its obligations in respect of any NW Preferred Stock outstanding on the date of termination or the dividends thereon, any amounts owed in respect of liquidity advances on the date of termination or the unpaid principal or interest on those liquidity advances or Fuji Bank's fee relating to the liquidity commitment. Any such termination will not adversely affect Heller's commercial paper obligations outstanding on the date of termination. The Keep Well Agreement can be modified or amended by a written agreement of Fuji Bank and Heller. However, no such modification or amendment may change the prohibition against termination before the termination date or the other restrictions on termination or adversely affect Heller's then-outstanding commercial paper obligations.

    Under the Keep Well Agreement, Heller's commercial paper obligations and any other debt instruments are solely the obligations of Heller. The Keep Well Agreement is not a guarantee by Fuji Bank of the payment of Heller's commercial paper obligations, indebtedness, liabilities or obligations of any kind.

    During 2000, Heller paid to Fuji Bank a commitment fee of less than $1 million related to the Keep Well Agreement.

    In connection with the Offer and the Merger, Fuji Bank, GE Capital and Heller entered into the Keep Well Letter Agreement, which is described in
Item 3 of the Statement, attached as Exhibit (e)(3) to the Statement and incorporated herein by reference.

                         Registration Rights Agreement

    In connection with its initial public offering, Heller and Fuji Bank entered into a registration rights agreement providing that, upon the request of any of Fuji Bank, its subsidiaries or certain transferees of Common Stock from Fuji Bank or its subsidiaries, Heller will use its best efforts to effect the registration under the applicable federal and state securities laws of any of the shares of Class A Common Stock that it may hold or that are issued or issuable upon conversion of any other security that it may hold (including the shares of Class B Common Stock) and of any other securities issued or issuable in respect of the Class A Common Stock, in each case for sale in accordance with the intended method of disposition of the holders making such demand for registration, and will take such other actions as may be necessary to permit the sale thereof in other jurisdictions, subject to certain specified limitations. Fuji Bank or any other qualified transferee will also have the right, which it may exercise at any time and from time to time, subject to certain limitations, to include any such shares and other securities in other registrations of equity securities of Heller initiated by Heller on its own behalf or on behalf of other securityholders of Heller.

    Heller has agreed to pay all costs and expenses in connection with each such registration which Fuji Bank or any other qualified transferee initiates or in which any of them participates. The registration rights agreement contains indemnification and contribution provisions (1) by Fuji Bank and its permitted assigns for the benefit of Heller and (2) by Heller for the benefit of Fuji Bank and other persons entitled to effect registrations of Class A Common Stock pursuant to its terms, and related persons.

         Certain Other Transactions with Fuji Bank and Its Subsidiaries

    Several financial, administrative or other service arrangements exist or have existed between Heller and Fuji Bank, Fuji or related affiliates. In management's opinion, the terms of these arrangements are similar to those Heller would have been able to obtain in like agreements with unaffiliated entities in arms-length transactions.

Services Agreements

    Certain employees of Fuji Bank performed managerial, administrative and other related functions for Heller during 2000. Heller performed certain managerial, administrative, accounting and other related functions for Fuji during 2000. Each party compensated the other for the use of the services of individuals performing the indicated functions at a rate which reflects current costs to the providing party. The amount paid to Fuji Bank for these services in 2000 was approximately $1 million. The amount paid to Heller by Fuji in 2000 for such services was less than $1 million.

    Fuji Bank and one if its subsidiaries may also serve as co-managers for various offerings of Heller's debt securities. These services are provided at market rates and paid directly to the lead underwriter of the offering.

    Heller guaranteed payment under a deferred compensation arrangement between Fuji America Holdings and certain of its employees who were providing services to Heller. We may also guarantee the obligations of our clients or the clients of certain joint ventures, under letters of credit issued by financial institutions, some of which are Heller's affiliates. Additionally, certain subsidiaries of Fuji Bank periodically act as registrar and paying agent for certain debt issuances by Heller. These services are provided at market rates.

              Certain Other Transactions and Financial Instruments

    Fuji Bank and one of its subsidiaries provided committed lines of credit to our consolidated international subsidiaries totaling $43 million in 2000 and uncommitted lines of credit to international subsidiaries of Heller totaling less than $15 million at December 31, 2000. There were no borrowings under these facilities in 2000. In addition, Fuji Bank provides committed and uncommitted lines of credit to certain international joint ventures of Heller.

    The trust department of Fuji Bank may purchase commercial paper of Heller for its clients. There were no such purchases in 2000.

    At December 31, 2000, other payables and other receivables, respectively, included net amounts due to and due from our affiliates of $3 million. These amounts mainly include interest bearing demand notes representing amounts due to or from Heller arising from advances, administrative fees and costs charged to other subsidiaries of Fuji and amounts payable to Fuji for services provided. The notes bear interest at rates that approximate the average rates of our commercial paper obligations or short-term bank borrowing rates outstanding during the period. During 2000, we paid interest of $210,000 to Fuji related to these notes.

    During 2000, we originated a mezzanine loan of approximately Yen
1.5 billion (or $15 million) and made a participation, in an arms-length transaction, to Fuji Bank for 75% of the loan balance. As of December 31, 2000, the outstanding balance of this loan was approximately $4.6 million, of which $2.4 million constitutes the Fuji participation interest.

                          CERTAIN OTHER RELATIONSHIPS

    Mr. Kessel, a director of Heller, is a partner in the law firm of Shearman & Sterling, which from time to time may act as counsel in certain matters for Fuji Bank, Heller and The General Electric Company, the parent company of GE Capital, and certain of its affiliates.

                                 EXHIBIT INDEX

EXHIBIT NO.                          DESCRIPTION
-----------  ------------------------------------------------------------
  (a)(1)     Letter to the stockholders of the Company, dated August 3,
             2001.*

  (a)(2) Offer to Purchase, dated August 3, 2001 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO of Purchaser filed on August 3, 2001).

  (a)(3) Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO of Purchaser filed on August 3, 2001).

  (a)(4)     Press Release issued by the Company on July 30, 2001
             (incorporated by reference to press release under cover of Schedule 14D-9 filed by the Company on July 30, 2001).

  (e)(1) Agreement and Plan of Merger, dated as of July 30, 2001, among GE Capital, Purchaser and the Company (incorporated by reference to Exhibit (d)(1) to the Schedule TO of Purchaser filed on August 3, 2001).

  (e)(2)     Support Agreement, dated as of July 30, 2001, among GE
             Capital, Purchaser and Fuji America Holdings, Inc.
             (incorporated by reference to Exhibit (d)(2) to the Schedule
             TO of Purchaser filed on August 3, 2001).

  (e)(3)     Keep Well Letter Agreement, dated as of July 30, 2001, among
             GE Capital, Fuji Bank, acting by and through its New York
             Branch, and the Company (incorporated by reference to Exhibit (d)(4) to the Schedule TO of Purchaser filed on August 3, 2001).

  (e)(4)     Confidentiality Agreement, dated July 19, 2001, between GE
             Capital and the Company (incorporated by reference to Exhibit (d)(3) to the Schedule TO of Purchaser filed on August 3, 2001).

  (e)(5)     Information Statement of the Company, dated August 3, 2001
             (included as Annex C hereto).*

------------------------

*   Included with this Statement.